ROMA FINANCIAL Corporation

2006 Annual Report



■ strength ■ loyalty ■ wisdom ■ vision

Letter To Our Shareholders

Dear Fellow Shareholders,

The third quarter of this year was a historic milestone in the long and noble history of our institution. In July, we successfully concluded an initial public stock offering. The overwhelming response from our depositors to the opportunity to participate in the future of Roma Financial Corporation and its subsidiary, Roma Bank, was most gratifying and a tribute to the legacy of our founders; the stewardship of our leaders; and the hard work of our employees.



July 12, 2006 Roma began trading on the NASDAQ.

On December 27th, we had the exhilarating privilege of presiding over the closing of the NASDAQ stock exchange. Joined in this momentous event by our directors and fellow officers, we commemorated the ceremony to our founders who, in 1920, had the shared vision and wisdom to create a conduit for immigrants to achieve their American Dream; to the generations of past leaders who instilled a culture of fairness, honesty and integrity upon which was forged the strength of our bank; to our dedicated employees; to our legions of loyal, devoted and supportive customers; and, to our new constituency of shareholders.

In 2006, banks were severely challenged by a lethargic housing market, which weakened loan demand; a persistent inverted yield curve, which compressed interest margins and; a super aggressive competitive environment. It was a formidable test for management to produce operational and financial results which placed us at the upper range of our peer group comparisons. Please refer to management's discussion and analysis of financial condition and results of operations in the enclosed Annual Report on Form 10-K for more information concerning the Company's financial performance during 2006.

We are justifiability proud of our rich history in meeting the financial needs of our community in a competent, professional and courteous manner. We are well positioned with all the resources necessary to build on the enviable record we have achieved. Recently, for the eighty-fourth consecutive quarter, Roma Bank was the recipient of Bauer Financial Inc.'s Five Star Award for superior performance by a financial institution. Additionally, Stock.com granted the Company a rating of A. This rating is only granted to the top 5% of banks nationwide.



Roma Financial Corporation Board of Directors.

We believe our past is indeed prologue to our bright future. As we continue to evolve, we will neither compromise our core principles nor forget our roots; rather, we will work each and every day to strengthen and broaden them. We will remain dually focused on being tightly knitted to the communities we serve; and, on being the best community bank we can be.

In this regard, the stock offering provided us with a vehicle to reaffirm, in a very tangible way, our commitment to the continued support of affordable housing, education, arts, health care and worthy charitable and community non-profit organizations. The Roma Bank Community Foundation was established and funded with 327,319 shares of the Company's common stock and a cash contribution of $200,000.

We wish to thank our shareholders and our customers for your confidence and support as we pursue our mission of enhancing the value of our Company while delivering superior products and services in a fashion that continues to distinguish us.



Peter A. Inverso   Maurice T. Perilli

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________________ to ______________________________

Commission File Number: 000-52000

ROMA FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

United States
(State or other jurisdiction of incorporation or organization)

51-0533946
(I.R.S. Employer Identification No.)

2300 Route 33, Robbinsville, New Jersey
(Address of principal executive offices)

08691
(Zip Code)

Registrant's telephone number, including area code: (609) 223-8300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.10 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] YES [X] NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] YES [X] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] YES [X] NO

As of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, the registrant had not completed its initial public offering, thus the aggregate market value of voting stock held by non-affiliates of the registrant at that date was $0. As of March 1, 2007, there were 32,731,875 shares outstanding of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders. (Part III)

PART I

Forward-Looking Statements

Roma Financial Corporation (the "Company" or "Registrant") may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the private securities litigation reform act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: The strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes, acquisitions; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

<u>Item 1. Business</u>

General

Roma Financial Corporation is a federally-chartered corporation organized in January 2005 for the purpose of acquiring all of the capital stock that Roma Bank (the "Bank") issued in its mutual holding company reorganization. Roma Financial Corporation's principal executive offices are located at 2300 Route 33, Robbinsville, New Jersey 08691 and its telephone number at that address is (609) 223-8300.

Roma Financial Corporation, MHC is a federally-chartered mutual holding company that was formed in January 2005 in connection with the mutual holding company reorganization. Roma Financial Corporation, MHC has not engaged in any significant business since its formation. So long as Roma Financial Corporation MHC is in existence, it will at all times own a majority of the outstanding stock of Roma Financial Corporation.

Roma Bank is a federally-chartered stock savings bank. It was originally founded in 1920 and received its federal charter in 1991. Roma Bank's deposits are federally insured by the Deposit Insurance Fund as administered by the Federal Deposit Insurance Corporation. Roma Bank is regulated by the Office of

Thrift Supervision and the Federal Deposit Insurance Corporation. The Office of Thrift Supervision also regulates Roma Financial Corporation, MHC and Roma Financial Corporation as savings and loan holding companies.

Roma Bank offers traditional retail banking services, one-to four-family residential mortgage loans, multi-family and commercial mortgage loans, construction loans, commercial business loans and consumer loans, including home equity loans and lines of credit. As of March 2007, Roma Bank operated from its main office in Robbinsville, New Jersey, and eight branch offices located in Mercer, Burlington and Ocean Counties, New Jersey. As of December 31, 2006, the Bank had 140 full-time employees and 33 part-time employees. Roma Bank maintains a website at www.romabank.com.

Roma Financial Corporation conducted a minority stock offering during 2006 in which 30% of its outstanding stock was sold to the public in a subscription offering. The offering closed July 11, 2006 and the net proceeds from the offering were approximately $96.1 million (gross proceeds of $98.2 million for the issuance of 9,819,562 shares, less offering costs of approximately $2.1 million). The Company also issued 22,584,995 shares to Roma Financial Corporation, MHC and 327,318 shares to the Roma Bank Community Foundation, Inc., resulting in a total of 32,731,875 shares issued and outstanding after the completion of the offering. A portion of the proceeds were loaned to the Roma Bank Employee Stock Ownership Plan (ESOP) to purchase 811,750 shares of the Company's stock at a cost of $8.1 million.

Throughout this document, references to "we," "us," or "our" refer to the Bank or Company, or both, as the context indicates.

Competition

We operate in a market area with a high concentration of banking and financial institutions, and we face substantial competition in attracting deposits and in originating loans. A number of our competitors are significantly larger institutions with greater financial and managerial resources and lending limits. Our ability to compete successfully is a significant factor affecting our growth potential and profitability.

Our competition for deposits and loans historically has come from other insured financial institutions such as local and regional commercial banks, savings institutions, and credit unions located in our primary market area. We also compete with mortgage banking and finance companies for real estate loans and with commercial banks and savings institutions for consumer loans, and we face competition for funds from investment products such as mutual funds, short-term money funds and corporate and government securities. There are large competitors operating throughout our total market area, and we also face strong competition from other community-based financial institutions. Approximately thirty other institutions operate in the Bank's market area, with asset sizes ranging from $150 million to $50+ billion.

Lending Activities

Analysis of Loan Portfolio

We have traditionally focused on the origination of one- to four-family loans, which comprise a significant majority of the total loan portfolio. We also provide financing for commercial real estate, including multi-family dwellings/apartment buildings, service/retail and mixed-use properties, churches and non-profit properties, medical and dental facilities and other commercial real estate. After real estate mortgage lending, consumer lending is our next largest category of lending and is primarily composed of home equity loans and lines of credit. We also originate construction loans for individual single-family residences and commercial loans to businesses and non-profit organizations, generally secured by real estate.

Loan Portfolio Composition. The following table analyzes the composition of our loan portfolio by loan category at the dates indicated.

	At December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Type of Loans:										
Real estate mortgage - one-to-four family	$ 207,755	48.31%	$ 191,634	49.45%	$ 201,385	58.95%	$ 201,044	65.67%	$ 174,764	67.16%
Real estate mortgage - multi-family and commercial	65,848	15.31	53,614	13.84	42,435	12.42	26,563	8.68	11,827	4.55
Commercial business	3,724	.87	2,351	0.61	1,635	0.48	1,187	0.39	336	0.13
Consumer:										
Home equity and second mortgage	127,450	29.63	118,318	30.53	86,772	25.40	73,037	23.86	71,606	27.52
Passbook or certificate	1,314	.30	1,071	0.28	1,410	0.41	1,151	0.37	1,129	0.43
Auto	33	0.01	41	0.01	49	0.02	55	0.02	-	0.00
Other	-	-	465	0.12	503	0.15	527	0.17	542	0.21
Total consumer loans	128,797	29.95	119,895	30.94	88,734	25.98	74,770	24.42	73,277	23.16
Construction	23,956	5.57	20,020	5.16	7,423	2.17	2,589	0.84	-	0.00
Total loans	430,080	100.00%	387,514	100.00%	341,612	100.00%	306,153	100.00%	260,204	100.00%
Less:										
Construction loans in process	8,353		7,659		5,151		1,065		-	
Allowance for loan losses	1,169		878		750		702		637	
Deferred loan (costs) and fees, net	176		269		461		553		922	
	9,698		8,806		6,362		2,320		1,559	
Loans receivable, net	$ 420,382		$ 378,708		$ 335,250		$ 303,833		$ 258,645	

Loan Maturity Schedule. The following tables set forth the maturity of our loan portfolio at December 31, 2006. Demand loans, loans having no stated maturity, and overdrafts are shown as due in one year or less. Loans are stated in the following tables at contractual maturity and actual maturities could differ due to prepayments.

	At December 31, 2006								
	Real estate mortgage – one-to-four family	Real estate Mortgage - Multi-family and commercial	Commercial business	Home equity and second mortgage loans	Passbook or certificate	Auto	Other	Construction	Total
	(In thousands)								
Amounts Due:									
Within 1 Year	$ 209	$ 19,975	$ 837	$ 1,051	$ 1,314	$ -	$ -	$ 23,956	$ 47,342
After 1 year:									
1 to 3 years	1,253	1,703	28	4,210	-	-	-	-	7,194
3 to 5 years	630	1,322	1,182	9,036	-	33	-	-	12,203
5 to 10 years	12,966	3,162	1,241	30,505	-	-	-	-	47,874
10 to 15 years	53,691	10,462	94	39,073	-	-	-	-	103,320
Over 15 years	139,006	29,224	342	43,575	-	-	-	-	212,147
Total due after one year	207,546	45,873	2,887	126,399	-	33	-	-	382,738
Total amount due	$ 207,755	$ 65,848	$ 3,724	$ 127,450	$ 1,314	$ 33	$ -	$ 23,956	$ 430,080

The following table sets forth the dollar amount of all loans at December 31, 2006 that are due after December 31, 2007.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate mortgage - one-to-four family	$ 185,909	$ 21,637	$ 207,546
Real estate mortgage - multi-family and commercial	27,767	18,106	45,873
Commercial business	2,322	565	2,887
Consumer:			
Home equity and second mortgage loans	108,650	17,749	126,399
Auto	33	-	33
Total	$ 324,681	$ 58,057	$ 382,738

Residential Mortgage Lending. Our primary lending activity consists of the origination of one- to four-family first mortgage loans. Fixed rate, conventional mortgage loans are offered by the Bank with repayments terms ranging from 10 years up to 40 years. One, three, five, seven and ten year adjustable rate mortgages, or ARM's, are offered with up to 30 year terms at rates based upon the one year U.S. Treasury Bill rate plus a margin. After the initial one, three, five, seven or ten year term, the Bank's ARM's reset on an annual basis and, with the exception of the seven year ARM, have two percent annual increase caps and a six percent lifetime adjustment cap. The seven year product has an initial first adjustment cap of five percent (two percent thereafter) and a lifetime adjustment cap of six percent. There are no floors on the rate adjustments.

The Bank offers applicants the opportunity to "buy-down" their mortgage loan interest rates by remitting one to three discount points for conventional loans and one point for ARMs. Borrowers may also accelerate the repayment of their loan by taking advantage of a bi-weekly payment program.

Substantially all residential mortgages include "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party. Property appraisals on real estate securing one- to four-family residential loans are made by state certified or licensed independent appraisers and are performed in accordance with applicable regulations and policies. The Bank requires title insurance policies on all first mortgage real estate loans originated. Homeowners, liability, fire and, if applicable, flood insurance policies are also required.

One- to four-family first mortgage loans in excess of 80% loan-to-value for single family or detached residences and 75% on condominium units require private mortgage insurance. The Bank will originate residential mortgage loans up to a maximum of 95% loan-to-value.

All of the Bank's residential mortgage loan products are available to finance any owner occupied, primary or secondary (e.g., vacation homes), one- to four-family residential dwelling. Loans for non-owner occupied one- to four-family residences are originated in accordance with the Bank's commercial real estate lending policies as investment properties and are included under the commercial real estate category in the loan tables set forth herein.

We do not offer interest-only loan products because of our concerns about the credit risks associated with these products. We are currently exploring other mortgage products, including reverse mortgages as either a "for fee" originator or as a portfolio lender. We may also seek to develop new delivery channels such as maintaining a presence in the sales office of local residential builders/developers.

Consumer Lending. The Bank offers fixed rate home equity loans and a variable rate, revolving home equity line of credit product, each with a $10 thousand minimum and a $250 thousand maximum loan amount. Loan requests in excess of $250 thousand are considered on a case-by-case basis. There are no fees, points or closing costs associated with the application or closing of an equity loan or line of credit. All equity financing is secured by owner occupied, primary or secondary, one- to four-family residential property. Underwriting standards establish a maximum loan-to-value ratio of 80% for single family or detached residences and 75% for condominium units. Home equity loan appraisals may be done by automated appraisal valuation models for loans with a 60% or less loan-to-value ratio.

Fixed rate home equity loans. Fixed rate home equity loans are offered with repayment terms up to twenty years and are incrementally priced at thresholds up to 60, 120, 180 and 240 months. Loan rates are reviewed weekly to ensure competitive market pricing. Underwriting guidelines prescribe a maximum debt-to-income ratio of forty percent; however the Bank will approve loans with higher debt ratios with the requirement for a risk premium of twenty-five to fifty basis points above the prevailing rate.

Variable rate, revolving home equity lines of credit. The Bank's home equity line of credit is generally among the most competitive in its market area. Lines of credit are priced at the highest published *Wall Street Journal* Prime Interest Rate minus one-half of one percent, adjusted monthly with a rate ceiling of eighteen percent. Repayment terms are based upon a twenty year amortization, requiring monthly payments equivalent to 1/240th of the outstanding principal balance (or $100, whichever is greater) plus accrued interest on the unpaid balance for the billing cycle.

If the account is paid-off and closed via cancellation of the mortgage lien then an early termination fee of $300 is charged if closed during the first twelve billing cycles, or $200 if closed during the first twenty-four billing cycles. There is no termination fee after twenty-four billing cycles.

Account loans. The Bank grants loans to bank customers collateralized by deposits in specific types of savings/time deposit accounts. Money market deposit passbook accounts are not eligible for account loans. A ninety percent advance rate is provided at pricing three percent above the interest rate paid on the collateral account.

Consumer lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. All consumer loans are secured with either a first or second lien position on owner occupied real estate. Account loans are fully secured. Consumer loan repayment is dependent on the borrower's continuing financial stability and can be adversely affected by job loss, divorce, illness or personal bankruptcy. The application of various federal laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on consumer loans in the event of a default.

Commercial Lending. Though the Bank has historically made loans to businesses and not-for-profit organizations, it formalized its commercial lending activities in 2003 with the establishment of a Commercial Loan Department.

The majority of commercial loans approved and funded are commercial real estate loans for acquisition or refinancing of commercial properties; The Bank also offers a full menu of non-mortgage commercial loan products, tailored to serve customer needs, as follows:

- lines of credit to finance short term working capital needs;

- small business revolving lines of credit;
- equipment acquisition lines of credit convertible to term financing;
- short term time notes;
- term financing to finance capital acquisitions; and
- business vehicle financing.

We require personal guarantees on all commercial loans. Values are established by conforming real estate appraisals. The Bank's guidelines for commercial real estate collateral are as follows:

Collateral	Maximum Loan-to-Value	Maximum Amortization
1-4 family residential (investment)	80%	20 years
Multi-family (5+ units)	75%	20 years
Commercial real estate (owner occupied)	80%	20 years
Commercial real estate (non-owner occupied)	70%	20 years

Advance rates for other forms of collateral include the following:

Collateral	Maximum Loan-to-Value
Commercial equipment	80% of invoice
Owned equipment	50% depreciated book value
Accounts receivable	70% of eligible receivables
Inventory (including work-in-process)	50% of cost
Liquid collateral	publicly traded marketable securities, 70% U.S. Government securities, 90%

The pricing for fixed rate commercial real estate mortgage loans provides for rate adjustments after an initial term (primarily five years), and at each anniversary thereafter, based on a margin plus the Bank's base rate (*Wall Street Journal* Prime).

The variable rate loans are indexed to the Bank's base rate (*Wall Street Journal* Prime) and are subject to change as the Bank's base rate changes.

Unlike single-family residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. Commercial loans, therefore, have greater credit risk than residential mortgage or consumer loans. In addition, commercial loans generally result in larger balances to single borrowers, or related groups of borrowers, than one- to four-family loans.

Commercial lending also generally requires substantially greater evaluation and oversight efforts.

Construction Lending. We originate construction loans for residential and commercial land acquisition and development, including loans to builders and developers to construct one- to four-family residences on undeveloped real estate, apartment buildings, and retail, office, warehouse and industrial or other commercial space. Disbursements are made in accordance with an inspection report by an architect, or, in the case of construction loans up to $500 thousand an inspection report by an approved appraiser or Bank personnel. Our construction lending includes loans for construction or major renovations or improvements of borrower-occupied residences, however, the majority of this portfolio is commercial in nature.

The Bank's guidelines for construction lending are as follows:

Collateral	Maximum Loan-to-Value	Maximum Amortization
Land	60% - unimproved 70% - with all municipal approvals 70% - improved	1 year 1 year 1 year
Residential & commercial construction	75% (or 85% of cost)	1 year, with two 6-month extensions

Construction lending is generally considered to involve a higher degree of credit risk than residential mortgage lending. If the estimate of construction cost proves to be inaccurate, we may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time.

Loans to One Borrower. Under federal law, savings institutions have, subject to certain exemptions, lending limits to one borrower in an amount equal to the greater of $500 thousand or 15% of the institution's unimpaired capital and surplus. Accordingly, as of December 31, 2006, our loans to one borrower legal limit was $20.4 million. However, the Bank has set an internal limit of $5.0 million for the origination of loans to one borrower with authority to exceed this internal limit vested in the Board of Directors.

Loans that exceed or approach the internal loans to one borrower limit are fully reviewed by the Board of Directors before being approved. For commercial loans, the Bank's Commercial Loan Policy requires Board approval for loans in excess of $2.0 million. Prior to presentation to the Board, the loan request is underwritten in accordance with policy and presented to the Officers Commercial Loan Committee for its consideration and recommendation to the Board for approval. The Board's determination to grant a credit in excess of the $3.5 million internal limit is based upon thorough underwriting that clearly demonstrates repayment ability and collateral adequacy and these loans are approved only if the loan can be originated on terms which suit the needs of the borrower without exposing the Bank to unacceptable credit risk and interest rate risk.

At December 31, 2006, our largest single borrower had an aggregate loan balance of approximately $6.2 million, secured by commercial real estate. Our second largest single borrower had an aggregate loan balance of approximately $4.0 million, secured by commercial real estate. Our third largest borrower had a

$3.6 million commercial real estate construction loan. At December 31, 2006, the loans of these three borrowers were current and performing in accordance with the terms of their loan agreements.

Loan Originations, Purchases, Sales, Solicitation and Processing. The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	For the Year Ended December 31,		
	2006	2005	2004
Loan originations:		(In thousands)	
Real estate mortgage - one-to-four family	$ 37,882	$ 19,139	$ 33,284
Real estate mortgage - multi-family and commercial	17,991	28,301	21,969
Commercial business	1,340	1,087	2,338
Construction	12,997	11,326	2,697
Consumer:			
Home equity loans and second mortgage	41,389	42,347	24,172
Passbook or certificate	2,050	502	947
Other	900	14,479	19,066
Total loan originations	114,549	117,181	104,473
Loan purchases	-	-	-
Loans sold (mortgage loans)	732	2,734	4,245
Loan principal repayments	71,945	71,053	68,855
Total loans sold and principal repayments	72,677	73,787	73,100
Increase (decrease) due to other items	-	-	-
Net increase in loan portfolio	$ 41,872	$ 43,394	$ 31,373

Our customary sources of loan applications include repeat customers, referrals from realtors and other professionals and "walk-in" customers. Our residential loan originations are largely reputational and advertising driven.

It is the policy of the Bank to adhere to the residential mortgage underwriting standards of the Mortgage Partnership Finance Program of the Federal Home Loan Bank, as well the standards of Fannie Mae and Freddie Mac. The Bank generally sells thirty year fixed rate mortgages that qualify for sale to the secondary mortgage market in order to lessen its interest rate risk.

In November 2003, the Bank entered into an Agreement with the Federal Home Loan Bank of New York to sell residential mortgages as a participating institution in its Mortgage Partnership Finance Program. The Bank agreed to deliver loans under a $5.0 million Master Commitment which was subsequently increased in 2006 to $10.0 million. Sales commenced in 2004 and, through December 31, 2006, $8.0 million had been delivered to the MPF program. In addition to an origination premium, the Bank also realizes income from these sales through the payment of credit enhancement fees and loan servicing income.

Aside from participations, the Bank did not purchase loans from any third parties in the three years ended December 31, 2006. At December 31, 2006, the total outstanding balance of loan participations purchased was $2.4 million, representing a participation in a commercial construction loan with an area thrift.

Loan Approval Procedures and Authority. Lending policies and loan approval limits are approved and adopted by the Board of Directors. Loan committees have been established to administer lending activities as provided by lending policies. Two committee members may together approve non-commercial loans up to $450 thousand. A majority of members is required to approve non-commercial loans that contain credit policy exceptions, with the condition that either the president or executive vice president be one of the approving members. Non-commercial loans over $450 thousand require the approval of the Board of Directors.

Commercial lending approval authority is as follows: up to $500 thousand, any two of the following: a commercial loan officer and either the first vice president of lending, or the president or the executive vice president; over $500 thousand and up to $1.0 million, any two of the following: a commercial loan officer or the first vice president of lending and the president or the executive vice president; over $1.0 million and up to $3.0 million, the loan committee; and over $3.0 million and up to 10% of the total assets of the Bank, the Board of Directors.

Asset Quality

Loan Delinquencies and Collection Procedures. The borrower is notified by both mail and telephone when a loan is thirty days past due. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower and additional collection notices and letters are sent. When a loan is ninety days delinquent, it is our general practice to refer it to an attorney for repossession or foreclosure. All reasonable attempts are made to collect from borrowers prior to referral to an attorney for collection. In certain instances, we may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his or her financial affairs, and we attempt to work with the borrower to establish a repayment schedule to cure the delinquency.

As to mortgage loans, if a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value less estimated selling costs. The initial writedown of the property is charged to the allowance for loan losses. Adjustments to the carrying value of the property that result from subsequent declines in value are charged to operations in the period in which the declines occur. At December 31, 2006, we held no real estate owned.

Loans are reviewed on a regular basis and are placed on non-accrual status when they are more than ninety days delinquent, with the exception of a passbook loan, the outstanding balance of which is collected from the related passbook account along with accrued interest and a penalty when the loan is 120 days delinquent. Loans may be placed on a non-accrual status at any time if, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. At December 31, 2006, we had approximately $363 thousand of loans that were held on a non-accrual basis.

Non-Performing Assets. The following table provides information regarding our non-performing loans. As of each of the dates indicated, we did not have any troubled debt restructurings or accruing loans which are contractually past due 90 days or more. As of each of the dates indicated, we did not have any non-performing assets other than the loans included in the table below. At December 31, 2006, the allowance for loan losses totaled $1.2 million, non-performing loans totaled $363 thousand, and the ratio of allowance for loan losses to non-performing loans was 322.04%.

	At December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Real estate mortgage - one-to-four family	$ 362	$ 563	$ 650	$ 708	$ 1,030
Home equity and second mortgage loans	1	91	137	200	73
Total	363	654	787	908	1,103
Total non-performing loans	363	654	787	908	1,103
Real estate owned	-	-	-	-	138
Total non-performing assets	$ 363	$ 654	$ 787	$ 908	$ 1,241
Total non-performing loans to total loans	0.08%	0.17%	0.23%	0.30%	0.42%
Total non-performing loans to total assets	0.04%	0.08%	0.11%	0.14%	0.18%
Total non-performing assets to total assets	0.04%	0.08%	0.11%	0.14%	0.20%

During the year ended December 31, 2006, gross interest income of $22 thousand would have been recorded on loans accounted for on a non-accrual basis if those loans had been current, and no interest on such loans was included in income for the year ended December 31, 2006.

Classified Assets. Management, in compliance with Office of Thrift Supervision guidelines, has instituted an internal loan review program, whereby non-performing loans are classified as substandard, doubtful or loss. It is our policy to review the loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. When a loan is classified as substandard or doubtful, management is required to evaluate the loan for impairment. When management classifies a portion of a loan as loss, a reserve equal to 100% of the loss amount is required to be established or the loan is to be charged-off.

An asset is considered "substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets, or portions thereof, classified as "loss" are considered uncollectible and of so little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the Bank to a sufficient degree of risk to warrant classification in one of the aforementioned categories but which have credit deficiencies or potential weaknesses are required to be designated "special mention" by management.

Management's classification of assets is reviewed by the Board on a regular basis and by the regulatory agencies as part of their examination process. An independent loan review firm performs periodic reviews of our commercial loan portfolios, including the verification of commercial loan risk ratings. Any disagreements in risk rating assessments require mutual consent as to the final risk rating.

The following table discloses the classification of assets and designation of certain loans as special mention as of December 31, 2006. At December 31, 2006, all of the classified assets and special mention designated assets were loans.

	At December 31,		
	2006	2005	2004
		(In thousands)	
Special Mention	$1,717	$ 587	$ 218
Substandard	49	133	342
Doubtful	-	-	-
Loss	-	-	-
Total	$1,766	$ 720	$ 560

At December 31, 2006, none of the loans classified as "special mention" and $19 thousand of the loans classified as "substandard" are included under non-performing assets, as shown in the table above as they were paying as agreed.

Allowance for Loan Losses. The allowance for loan losses is a valuation account that reflects our estimation of the losses in our loan portfolio to the extent they are both probable and reasonable to estimate. The allowance is established through provisions for loan losses that are charged to income in the period they are established. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. Recoveries on loans previously charged-off are added back to the allowance.

Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a segmented approach which identifies: (1) impaired loans for which specific reserves are established; (2) classified loans for which a higher allowance is established; and (3) performing loans for which a general valuation allowance is established.

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. We do not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to unpaid interest and then to principal.

We maintain a loan review system which provides for a systematic review of the loan portfolios and the early identification of potential impaired loans. The review of residential real estate and home equity consumer loans, as well as other more complex loans, is triggered by identified evaluation factors, including delinquency status, size of loan, type of collateral and the financial condition of the borrower. All commercial loans are evaluated individually for impairment.

Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. In recent years, our charge-offs have been low, with $20 thousand charged-off in 2003 and none charged-off in 2004, 2005 or 2006. Therefore, our provisions for loan losses have been reflective of other factors, including economic conditions, annual growth of the total loan portfolio of 12%, 13% and 11% in 2004, 2005 and 2006, respectively, as well as the increasing percentage of multi-family, commercial real estate and commercial loans relative to total loans, which rose from 12.9% at December 31, 2004, 14.45% at December 31, 2005 and 16.18% at December 31, 2006. Higher provisions in 2005 and 2006, relative to 2004, reflected the higher amounts of loans classified as "special mention."

The estimation of the allowance for loan losses is inherently subjective as it requires estimates and assumptions that are susceptible to significant revisions as more information becomes available or as future events change. Future additions to the allowance for loan losses may be necessary if economic and other conditions in the future differ substantially from the current operating environment. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The Office of Thrift Supervision may require the allowance for loan losses or the valuation allowance for foreclosed real estate to be increased based on its review of information available at the time of the examination, which would negatively affect our earnings.

The following table sets forth information with respect to our allowance for loan losses at the dates indicated.

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Allowance balance (at beginning of period)	$ 878	$ 750	$ 702	$ 637	$ 637
Provision for loan losses	291	128	48	85	134
Charge-offs:					
Real estate mortgage - one-to-four family	-	-	-	20	134
Total charge-offs	-	-	-	20	134
Recoveries	-	-	-	-	-
Net (charge-offs) recoveries	-	-	-	(20)	(134)
Allowance balance (at end of period)	$ 1,169	$ 878	$ 750	$ 702	$ 637
Total loans outstanding	$ 430,080	$ 387,514	$ 341,612	$ 306,153	$ 260,204
Average loans outstanding	$ 400,486	$ 349,758	$ 318,154	$ 276,078	$ 255,469
Allowance for loan losses as a percent of total loans outstanding	.27%	0.23%	0.22%	0.23%	0.24%
Net loans charged off as a percent of average loans outstanding	-%	-%	-%	0.01%	0.05%
Allowance for loan losses to non-performing loans	322.04%	134.25%	95.30%	77.31%	57.75%

Allocation of Allowance for Loan Losses. The following table sets forth the allocation of our allowance for loan losses by loan category based on the relative composition of loans in the portfolio and the percent of loans in each category to total loans at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses which may occur within the loan category since the entire loan loss allowance is a valuation reserve applicable to the aggregate loan portfolio.

	At December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent Of Loans To Total Loans
					(Dollars in thousands)					
At end of period allocated to:										
Real estate mortgage -										
One-to-four family	$ 238	48.31 %	$ 435	49.45%	$ 442	58.95%	$ 461	65.67%	$ 428	67.16%
Real estate mortgage -										
Multi-family and										
commercial	746	15.31	122	13.84	93	12.42	61	8.68	29	4.55
Commercial business	5	.87	5	0.61	4	0.48	3	0.39	1	0.13
Consumer:										
Home equity and second										
mortgage loans	133	29.63	268	30.53	191	25.40	167	23.86	175	27.52
Passbook or certificate	39	.30	2	0.28	3	0.41	3	0.38	3	0.43
Auto	-	.01	-	0.01	-	0.01	-	0.02	-	-
Other	-	-	1	0.12	1	0.15	1	0.17	1	0.21
Construction	15	5.57	45	5.16	16	2.17	6	0.85	-	-
Total allowance	$ 1,169	100.00%	$ 878	100.00%	$ 750	100.00%	$ 702	100.00%	$ 637	100.00%

Securities Portfolio

General. Our deposits have traditionally exceeded our loan originations, and we have invested these excess deposits primarily in mortgage-backed securities and investment securities.

Our investment policy is designed to foster earnings and manage cash flows within prudent interest rate risk and credit risk guidelines. Generally, our investment policy is to invest funds in various categories of securities and maturities based upon our liquidity needs, asset/liability management policies, pledging requirements, investment quality, marketability and performance objectives. The Bank's investment policy specifies the responsibility for the investment portfolio, asset/liability management and liquidity management and establishes an oversight Investment Committee. The Investment Committee, which is comprised of at least one Board member and the members of management responsible for investment decisions and accountability, meets quarterly to review the portfolio and performance risks and future purchasing strategies. The investment officer is authorized to purchase securities to the limit of $5.0 million per trade per issue with the prior approval of the president, executive vice president or investment committee.

All of our securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. Prior to investing, consideration is given to the interest rate, tax considerations, market volatility, yield, settlement date and maturity of the security, our liquidity position, and anticipated cash needs and sources. The effect that the proposed security would have on our credit and interest rate risk and risk-based capital is also considered.

Federally chartered savings banks have the authority to invest in various types of liquid assets. The investments authorized under the Bank's investment policy include U.S. government and government agency obligations, municipal securities (consisting of bond obligations of state and local governments), mortgage-backed securities, collateralized mortgage obligations and corporate bonds. On a short-term basis, our investment policy authorizes investment in federal funds, certificates of deposits and money market investments with insured institutions and with brokerage firms.

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that securities be categorized as "held to maturity," "trading securities" or "available-for-sale," based on management's intent as to the ultimate disposition of each security. Statement No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity."

We do not currently use or maintain a trading account. Securities not classified as "held to maturity" are classified as "available-for-sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity.

At December 31, 2006 our securities portfolio did not contain securities of any issuer, other than the U.S. government or its agencies, having an aggregate book value in excess of 10% of our equity. We do not currently participate in hedging programs, interest rate caps, floors or swaps, or other activities involving the use of off-balance sheet derivative financial instruments, however, we may in the future utilize such instruments if we believe it would be beneficial for managing our interest rate risk. Further, we do not purchase securities which are not rated investment grade.

Actual maturities of the securities held by us may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. At December 31, 2006, we had $38.9 million of callable securities, net of premiums and discounts, in our portfolio. Callable securities pose reinvestment risk because we may not be able to reinvest the proceeds from called securities at an equivalent or higher interest rate.

Mortgage-backed Securities and Collateralized Mortgage Obligations. Mortgage-related securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. We primarily invest in mortgage-backed securities secured by one- to four-family mortgages. Our mortgage-related securities portfolio includes mortgage-backed securities and collateralized mortgage obligations issued by U.S. government agencies or government-sponsored entities, such as Federal Home Loan Mortgage Corporation, the Government National Mortgage Association, and the Federal National Mortgage Association. We do not currently invest in mortgage-related securities issued by non-government, private corporate issuers.

The mortgage originators use intermediaries (generally government agencies and government-sponsored enterprises, but also a variety of private corporate issuers) to pool and repackage the participation interests in the form of securities, with investors such as us receiving the principal and interest payments on the mortgages. Securities issued or sponsored by U.S. government agencies and government-sponsored entities are guaranteed as to the payment of principal and interest to investors. Privately issued non-government, corporate issuers' securities typically offer rates above those paid on government agency issued or sponsored securities, but lack the guaranty of those agencies and are generally less liquid investments.

Mortgage-backed securities are pass-through securities typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a specific range and have varying maturities. The life of a mortgage-backed security thus approximates the life of the underlying mortgages. Mortgage-backed securities generally yield less than the mortgage loans underlying the securities. The characteristics of the underlying pool of mortgages, *i.e.*, fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates.

Collateralized mortgage obligations are mortgage-derivative products that aggregate pools of mortgages and mortgage-backed securities and create different classes of securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage-backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed securities from which cash flow is received and risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying collateralized mortgage obligations are paid in accordance with a predetermined priority to investors holding various tranches of the securities or obligations. It is the Bank's policy to buy mortgage-derivative products that have no more risk than the underlying mortgages.

The following table sets forth the carrying value of our securities portfolio at the dates indicated.

	At December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Securities Available for Sale:					
Mutual fund shares	$ 2,226	$ 2,154	$ 2,112	$ 1,036	$ 1,015
Equity securities	3,447	50	50	50	50
Mortgage-backed securities	1,524	130	149	308	499
U.S. government obligations	1,979	2,961	981	1,000	16,065
Obligations of state and political subdivisions	10,155	10,219	10,251	11,650	12,568
Total securities available for sale	19,331	15,514	13,543	14,044	30,197
Investment Securities Held to Maturity:					
U.S. government obligations	168,332	172,263	159,257	151,889	96,495
Obligations of states and political subdivisions	1,595	815	874	933	993
Total investment securities held to maturity	169,927	173,078	160,131	152,822	97,488
Mortgage-Backed Securities Held to Maturity:					
Government National Mortgage Association	5,630	7,454	9,167	9,457	14,668
Federal Home Loan Mortgage Corporation	79,822	80,155	60,086	54,533	75,545
Federal National Mortgage Association	53,880	58,389	63,913	64,944	56,656
Collateralized mortgage obligations	5,148	4,103	5,140	6,333	-
Total mortgage-backed securities held to maturity	144,480	150,101	138,306	135,267	146,869
Total	$ 333,738	$ 338,693	$ 311,980	$ 302,133	$ 274,554

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of our securities portfolio at December 31, 2006. This table shows contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

	At December 31, 2006										
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Market Value
	(Dollars in thousands)										
Mutual fund shares	$ 2,226	4.49%	$ -	- %	$ -	-%	$ -	-%	$ 2,226	4.49%	$ 2,226
Equity securities	3,447	-	-	-	-	-	-	-	3,447	-	3,447
U.S. government obligations	57,996	2.82	61.289	4.19	551,026	5.36	-	-	170,311	4.13	168,282
Obligations of states and political subdivisions	-	-	-	-	4,214	4.42	7,536	4.43	11,750	4.41	11,786
Government National Mortgage Association	8	7.00	184	6.95	-	-	5,438	4.68	5,630	4.75	5,610
Federal Home Loan Mortgage Corporation	29	7.39	1,202	4.41	17,394	5.10	62,721	4.96	81,346	4.98	80,503
Federal National Mortgage Association	4	7.00	7,278	5.48	22,804	4.67	23,794	4.73	53,880	4.80	53,190
Collateralized Mortgage Obligations	-	-	-	-	2,595	5.31	2,553	3.54	5,148	4.44	4,978
Total	$ 63,710	2.66%	$ 69,953	4.35%	$ 98,033	5.13%	$102,042	4.84%	$333,738	4.43%	$330,022

Sources of Funds

General. Deposits are the Bank's major source of funds for lending and other investment purposes. In addition, we derive funds from loan and mortgage-backed securities principal repayments, and proceeds from the maturity and call of investment securities. Loan and securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by pricing strategies and money market conditions. If required, borrowings (principally from the Federal Home Loan Bank) may be used to supplement the amount of funds for lending and funding daily operations. Borrowings may also be utilized as part of a leverage strategy in which the borrowings fund securities purchases.

Deposits. Our current deposit products include checking and savings accounts, certificates of deposit accounts ranging in terms from ninety-one days to seven years, and individual retirement accounts. Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.

Deposits are obtained primarily from within New Jersey. Traditional methods of advertising are used, or may be used, to attract new customers and deposits, including radio, billboards, print media, direct mail and inserts included with customer statements. We do not currently utilize the services of deposit brokers. Premiums or incentives for opening accounts are sometimes offered, and we periodically select particular certificate of deposit maturities for promotion. The Bank has a tiered savings product that offers a beneficial interest rate related to predetermined tiered balance requirements. Customers that maintain a minimum balance requirement in the tiered account are not charged a monthly service fee for the savings account or for checking accounts and also receive overdraft protection, Visa check card and coin counting services.

The determination of deposit and certificate interest rates is based upon a number of factors, including: (1) need for funds based on loan demand, current maturities of deposits and other cash flow needs; (2) a current survey of a selected group of competitors' rates for similar products; (3) economic conditions; and (4) business plan projections. Interest rates are reviewed weekly at a meeting of the Asset Liability Committee which consists of senior management.

A large percentage of our deposits are in certificates of deposit, which totaled 50.6% of total deposits at December 31, 2006. The inflow of certificates of deposit and the retention of such deposits upon maturity are significantly influenced by general interest rates and money market conditions, making certificates of deposit traditionally a more volatile source of funding than core deposits. Our liquidity could be reduced if a significant amount of certificates of deposit maturing within a short period of time were not renewed. To the extent that such deposits do not remain with us, they may need to be replaced with borrowings which could increase our cost of funds and negatively impact our interest rate spread and our financial condition. Historically, a significant portion of the certificates of deposit remain with us after they mature and we believe that this will continue. At December 31, 2006, $74.1 million, or 23.4%, of our certificates of deposit were "jumbo" certificates of $100 thousand or more.

The following tables set forth the distribution of average deposits for the periods indicated and the weighted average nominal interest rates for each period on each category of deposits presented.

	For the Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate	Average Balance	Percent of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)								
Non-interest-bearing demand	$ 25,653	4.0 %	0.00 %	$ 15,844	2.58%	0.00%	$ 12,613	2.25%	0.00%
Interest-bearing demand	94,204	14.6	0.54	100,241	16.31	0.48	95,251	17.02	0.37
Money market demand	99,929	15.5	0.90	114,364	18.61	0.97	119,919	21.42	0.79
Savings and club	108,435	16.8	0.75	105,004	17.09	0.85	107,191	19.15	0.69
Certificates of deposit	315,613	49.1	3.95	279,026	45.41	2.97	224,750	40.16	2.39
Total deposits	$ 643,834	100.00%	2.28%	$ 614,479	100.00%	1.75%	$ 559,724	100.00%	1.32%

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

Interest Rate	At December 31, 2006	2005 (In thousands)	2004
0.00-1.99%	$ 1,536	$ 11,096	$ 123,439
2.00-2.99%	20,655	68,197	26,887
3.00-3.99%	71,116	152,801	47,611
4.00-4.99%	172,509	82,228	40,451
5.00% and above	50,844	-	-
Total	$ 316,660	$ 314,322	$ 238,388

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2006.

	Amount Due						
Interest Rate	Within 1 year	1-2 years	2-3 years	3-4 years (In thousands)	4-5 years	After 5 years	Total
0.00-1.99%	$ 847	$ -	$ -	$ 675	$ 5	$ 9	$ 1,536
2.00-2.99%	15,388	5,267	-	-	-	-	20,655
3.00-3.99%	40,167	21,917	9,032	-	-	-	71,116
4.00-4.99%	135,740	5,646	7,739	23,040	223	121	172,509
5.00-5.99%	45,672	93	213	-	4,866	-	50,844
Total	$ 237,814	$ 32,923	$ 16,984	$ 23,715	$ 5,094	$ 130	$ 316,660

The following table shows the amount of certificates of deposit of $100 thousand or more by time remaining until maturity as of the dates indicated.

Maturity Period	At December 31, 2006 (In thousands)
Within three months	$ 21,169
Three through six months	19,857
Six through twelve months	14,006
Over twelve months	19,102
	$ 74,134

Borrowings. To supplement deposits as a source of funds for lending or investment, the Bank may borrow funds in the form of advances from the Federal Home Loan Bank. We traditionally have enjoyed cash flows from deposit activities that were sufficient to meet our day-to-day funding obligations and in the past only occasionally used our overnight line of credit or borrowing facility with the Federal Home Loan Bank. In the third quarter of 2005, however, we used our overnight line of credit at the Federal Home Loan Bank to meet daily operations. In the fourth quarter of 2005, we took a five year advance from the Federal Home Loan Bank to meet the strong demand for loans. At December 31, 2006, the Bank's borrowing limit with the Federal Home Loan Bank was $159.3 million.

At December 31, 2006, the outstanding balance of the five year advance from the Federal Home Loan Bank totaled $7.9 million. This advance has a fixed interest rate of 4.49% and matures as follows:

Twelve Months Ending December 31,	(In thousands)
2007	$ 1,923
2008	2,011
2009	2,087
2010	1,842
Total	$ 7,863

Short-term Federal Home Loan Bank advances generally have original maturities of less than one year. Advances from the Federal Home Loan Bank are typically secured by the Federal Home Loan Bank stock and by other assets, mainly securities which are obligations of or guaranteed by the U.S. government. Additional information regarding our borrowings is included under Note 9 to the consolidated financial statements.

Subsidiary Activity

Roma Financial Corporation has no direct subsidiaries other than Roma Bank. Roma Bank has two wholly-owned subsidiaries: Roma Capital Investment Corporation, which was incorporated under New Jersey law in 2004 as an investment subsidiary, and General Abstract & Title Agency, a New Jersey corporation.

Roma Capital Investment Corporation is an investment subsidiary and its sole activity is to hold investment securities. Its total assets at December 31, 2006 were $251.5 million. Its net income for 2006 was $6.8 million.

General Abstract & Title Agency sells title insurance, performs title searches and provides real estate settlement and closing services. Its total assets at December 31, 2006 were $537 thousand. Its operating revenue for 2006 consisted of $1.4 million in premiums earned from the placement of title insurance and related title company services. Its net income for 2006 was $56 thousand.

Roma Financial Corporation is currently in the process of forming a de novo savings bank for which it will be the 60% majority stockholder. The bank will be called RomAsia Bank and is expected to open for business in the fourth quarter of 2007.

REGULATION AND SUPERVISION

Set forth below is a brief description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Holding Company Regulation

General. The Company is a unitary savings and loan holding company, subject to regulation and supervision by the OTS. In addition, the OTS has enforcement authority over the Company and any non-savings institution subsidiaries. This permits the OTS to restrict or prohibit activities that it determines to be a serious risk to Roma Bank. This regulation is intended primarily for the protection of the depositors and not for the benefit of stockholders of the Company.

Activities Restrictions. As a grandfathered unitary savings and loan holding company under the GLB Act, the Company is generally not subject to any restrictions on its business activities or those of its non-savings institution subsidiaries. However, if the Company were to fail to meet the Qualified Thrift Lender Test, then it would become subject to the activities restrictions of the Home Owners' Loan Act applicable to multiple holding companies. See "Regulation of the Bank -- Qualified Thrift Lender Test."

If the Company were to acquire control of another savings association, it would lose its grandfathered status under the GLB Act and its business activities would be restricted to certain activities specified by OTS regulation, which include performing services and holding properties used by a savings institution subsidiary, certain activities authorized for savings and loan holding companies as of March 5, 1987, and nonbanking activities permissible for bank holding companies pursuant to the Bank Holding Company Act of 1956 (the "BHC Act") or authorized for financial holding companies pursuant to the GLB Act. Furthermore, no company may acquire control of the Company unless the acquiring company was a unitary savings and loan holding company on May 4, 1999 (or became a unitary savings and loan holding company pursuant to an application pending as of that date) or the acquiring company is only engaged in activities that are permitted for multiple savings and loan holding companies or for financial holding companies under the BHC Act as amended by the GLB Act.

Mergers and Acquisitions. The Company must obtain approval from the OTS before acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company or acquiring such an institution or holding company by merger, consolidation or purchase of its assets. In evaluating an application for Roma Financial Corporation to acquire control of a savings institution, the OTS would consider the financial and managerial resources and future prospects of Roma Financial Corporation and the target institution, the effect of the acquisition on the risk to the insurance funds, the convenience and the needs of the community and competitive factors.

The USA Patriot Act. In response to the events of September 11, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act, was signed into law on October 26, 2001. The USA Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other requirements, Title III of the USA Patriot Act imposes the following requirements with respect to financial institutions:

- Pursuant to Section 352, all financial institutions must establish anti-money laundering programs that include, at minimum: (i) internal policies, procedures, and controls; (ii) specific designation of an anti-money laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money laundering program.

- Section 326 authorizes the Secretary of the Department of Treasury, in conjunction with other bank regulators, to issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

- Section 312 requires financial institutions that establish, maintain, administer or manage private banking accounts or correspondence accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering.

- Effective December 25, 2001, financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and will be subject to certain record keeping obligations with respect to correspondent accounts of foreign banks.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") implemented legislative reforms intended to address corporate and accounting fraud and improve public company reporting. The Securities and Exchange Commission (the "SEC") has promulgated new regulations pursuant to the Act and may continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act by Congress and the implementation of new regulations by the SEC subject publicly-traded companies to additional and more cumbersome reporting regulations and disclosure. Compliance with the Act and corresponding regulations may increase the Company's expenses.

Regulation of the Bank

General. As a federally chartered savings bank with deposits insured by the FDIC, the Bank is subject to extensive regulation by the OTS and FDIC. Lending activities and other investments must comply with federal and state statutory and regulatory requirements. The Bank is also subject to reserve requirements of the Federal Reserve System. Federal regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the Deposit Insurance Fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The OTS regularly examines the Bank and prepares reports for consideration by the Bank's Board of Directors on deficiencies, if any, found in the Bank's operations. The Bank's relationship with its depositors and borrowers is also regulated by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

The Bank must file reports with the OTS concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC or the United States Congress, could have a material adverse impact on the Bank, the Company, and their operations.

Deposit Insurance. The Bank's deposits are insured to applicable limits by the Federal Deposit Insurance Company. Although the FDIC is authorized to assess premiums under a risk-based system for such deposit insurance, most insured depository institutions have not been required to pay premiums for the last ten years. The Federal Deposit Insurance Reform Act of 2005, which was signed into law on February 15, 2006, has resulted in significant changes to the federal deposit insurance program: (i) effective March 31, 2006, the Bank Insurance Fund (which formerly insured the deposits of banks) and the Savings Association Insurance Fund (which formerly insured the deposits of savings associations like the Bank) were merged into a new combined fund, called the Deposit Insurance Fund; (ii) the current $100 thousand deposit insurance coverage will be indexed for inflation (with adjustments every five years, commencing January 1, 2011); and (iii) deposit insurance coverage for retirement accounts has been increased to $250 thousand per participant subject to adjustment for inflation. The FDIC has been given greater latitude in setting the assessment rates for insured depository institutions, which could be used to impose minimum assessments.

The FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.5% of estimated insured deposits. If the Deposit Insurance Fund's reserves exceed the designated reserve ratio, the FDIC is required to pay out all or, if the reserve ratio is less than 1.5%, a portion of the excess as a dividend to insured depository institutions based on the percentage of insured deposits held on December 31, 1996 adjusted for subsequently paid premiums. Insured depository institutions that were in existence on December 31, 1996 and paid assessments prior to that date (or their successors) are entitled to a one-time credit against future assessments based on their past contributions to the BIF or the Savings Association Insurance Fund.

Pursuant to the Reform Act, the FDIC has determined to maintain the designated reserve ratio at its current 1.25%. The FDIC has also adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with the CAMELS ratings of 1 or 2 will be grouped in Risk Category I and will be assessed for deposit insurance at an annual rate of between five and seven basis points with the assessment rate for an individual institution to be determined according to a formula based on a weighted average of the institution's individual CAMEL component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV will be assessed at annual rates of 10, 28 and 43 basis points, respectively.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the predecessor to the SAIF. The FICO assessment rates, which are determined quarterly, averaged 0.0128% of insured deposits in fiscal 2006. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of adjusted total assets, (2) Tier 1, or "core," capital equal to at least 4% (3% if the institution has received the highest rating, "composite 1 CAMELS," on its most recent examination) of adjusted total assets, and (3) risk-based capital equal to 8% of total risk-weighted assets.

Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), less certain mortgage servicing rights and less certain investments. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, certain mortgage servicing rights, certain investments and unrealized gains and losses on certain available-for-sale securities.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital (which is defined as core capital plus supplementary capital) of 8% of risk-weighted assets. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses (up to a maximum of 1.25% of risk-weighted assets) and up to 45% of unrealized gains on equity securities. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

Dividend and Other Capital Distribution Limitations. The OTS imposes various restrictions or requirements on the ability of savings institutions to make capital distributions including cash dividends.

A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. A savings association is not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met: (1) it is eligible for expedited treatment under OTS regulations, (2) it would remain adequately capitalized after the distribution, (3) the annual amount of its capital distributions does not exceed net income for that year to date added to retained net income for the two preceding years, and (4) the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations. Any other situation would require an application to the OTS.

In addition, the OTS could prohibit a proposed capital distribution if, after making the distribution, which would otherwise be permitted by the regulation, the OTS determines that the distribution would constitute an unsafe or unsound practice.

A federal savings institution is prohibited from making a capital distribution if, after making the distribution, the institution would be unable to meet any one of its minimum regulatory capital requirements. Further, a federal savings institution cannot distribute regulatory capital that is needed for its liquidation account.

Qualified Thrift Lender Test. Savings institutions must meet a qualified thrift lender ("QTL") test or they become subject to the business activity restrictions and branching rules applicable to national banks. To qualify as a QTL, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans and investments in premises of the institution or (ii) satisfy the statutory QTL test set forth in the Home Owners' Loan Act by maintaining at least 65% of its "portfolio assets" in certain "Qualified Thrift Investments" (defined to include residential mortgages and related equity investments, certain mortgage-related securities, small business loans, student loans and credit card loans, and 50% of certain community development loans). For purposes of the statutory QTL test, portfolio assets are defined as total assets minus intangible assets, property used by the institution in conducting its business, and liquid assets up to 20% of total assets. A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. As of December 31, 2006, the Bank was in compliance with its QTL requirement.

Federal Home Loan Bank System. The Bank is a member of the FHLB of New York, which is one of 12 regional FHLBs that administer the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.

As a member, the Bank is required to purchase and maintain stock in the FHLB of New York in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 5% of its outstanding advances.

Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the liquidity requirements that are imposed by the OTS. At December 31, 2006, the Bank was in compliance with these requirements.

Item 1A. Risk Factors

The following is a summary of the material risks related to an investment in the Company's securities.

We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect our net interest rate spread and net interest margin, which will hurt our earnings.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Market interest rates were in recent years at historically low levels. However, beginning in June 2004, the U.S. Federal Reserve has increased its target federal funds rate. While the federal funds rate and other short-term market interest rates, which we use as a guide to our deposit pricing, have increased, intermediate- and long-term market interest rates, which we use as a guide to our loan pricing, have not increased proportionately. This has led to a "flattening" of the market yield curve, which has even "inverted" recently as short-term rates have exceeded long-term rates over an intermediate maturity horizon. The flat yield curve has hurt our interest rate spread and net interest margin because the interest rates we pay on our deposits have repriced upwards faster than the interest rates that we earn on our loans and investments. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts further, we would expect that our net interest spread and net interest margin would continue to compress, which would hurt our net interest income.

Interest rates also affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. A falling rate environment would result in a decrease in rates we pay on deposits and borrowings, but the decrease in the cost of our funds may not be as great as the decrease in the yields on our loan portfolio and mortgage-backed securities and loan portfolios. This could cause a narrowing of our net interest rate spread and could cause a decrease in our earnings. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

If we experience loan losses in excess of our allowance, our earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. If management's assumptions and judgments about the ultimate collectibility of the loan portfolio prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses or if we are required to make material additions to the allowance, our earnings and capital could be significantly and adversely affected. As of December 31, 2006, our allowance for loan losses was $1.2 million, representing 0.27% of outstanding loans and 322.04% of non-performing loans.

A portion of our total loan portfolio consists of commercial real estate loans, commercial business loans and construction loans, and we intend to grow this part of the loan portfolio. The repayment risk related to these types of loans is considered to be greater than the risk related to one- to four-family residential loans.

At December 31, 2006, our loan portfolio included $65.8 million of commercial and multi-family real estate loans and $3.7 million of commercial business loans, together amounting to 16.2% of our total loan portfolio, and $24.0 million of construction loans, representing 5.6% of our total loan portfolio. Unlike single family residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property with values that tend to be more easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrowers' business. The repayment of construction loans for residential and commercial land acquisition and development, including loans to builders and developers, is dependent, in part, on the success of the ultimate construction project. In addition, commercial loans and construction loans to builders and developers generally result in larger balances to single borrowers, or related groups of borrowers, than one- to four-family loans.

In addition, the growth of our aggregate commercial and multi-family real estate and commercial business loans and construction loans from $6.9 million at December 31, 2001 to $81.5 million at December 31, 2006 means that a large portion of this portfolio is unseasoned. Relatively new loans that are "unseasoned," are considered to pose a potentially greater repayment risk than more mature loans because they generally do not have sufficient repayment history to indicate the likelihood of repayment in accordance with their terms.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry in New Jersey is intense. Many of our competitors have substantially greater resources and lending limits than we do and offer services that we do not or cannot provide. Price competition for loans might result in us originating fewer loans, or earning less on our loans, and price competition for deposits might result in a decrease in our total deposits or higher rates on our deposits. Our deposit market share in Mercer County, New Jersey, where seven of our nine offices are located, was 7.2% at June 30, 2006, the latest date for which market share information is available.

Our business is geographically concentrated in New Jersey, and a downturn in conditions in the state could have an adverse impact on our profitability.

A substantial majority of our loans are to individuals and businesses in New Jersey. Any decline in the economy of the state could have an adverse impact on our earnings. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans. Additionally, because we have a significant amount of real estate loans, decreases in local real estate values could adversely affect the value of property used as collateral. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

We intend to actively consider opportunities for de novo branching. Costs related to expansion plans may negatively impact earnings in future periods.

We opened our new main office in Robbinsville, New Jersey in 2005 and a new branch office in Plumsted, New Jersey in the first quarter of 2007. We intend to continue expanding our branch network. Expenses related to the planned expansion of our operations through de novo branching or the acquisition of branches or other financial institutions could adversely impact earnings in future periods.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a federally chartered holding company, the Company is subject to regulation and oversight by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding companies may engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, including changes in the regulations governing mutual holding companies, could have a material impact on us and our operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

At December 31, 2006, our net investment in property and equipment totaled $30.7 million, including land held for future development and construction in progress.

The following table sets forth the location of our main office and branch offices, the year each office was opened and the net book value of each office.

Office Location	Year Facility Opened	Leased or Owned	Net Book Value at December 31, 2006
			(In thousands)
Corporate Headquarters and Washington Town Center Office: 2300 Route 33 Robbinsville, NJ	2005	Owned	$ 14,542
Chambersburg Office: 485 Hamilton Avenue Trenton, NJ	1962	Owned	309
Mercerville Office: 500 Route 33 Mercerville, NJ	1971	Owned	815
Yardville Office: 4500 South Broad Street Yardville, NJ	1984	Owned	842
West Trenton Office: 79 West Upper Ferry Road West Trenton, NJ	1986	Owned	959
Hamilton Center City Office: 1155 Whitehorse-Mercerville Road Hamilton, NJ	1991	Owned	4,037
South Trenton Office: 1450 South Broad Street Trenton, NJ	1993	Owned	745
Florence Township Office 2150 Route 130 North Florence Township Burlington, NJ	2003	Owned	2,523
Plumsted Office 400 Route 539 Cream Ridge, NJ	2007	Owned	2,351

Item 3. Legal Proceedings

Roma Bank, from time to time, is a party to routine litigation which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans, and other issues incident to our business. There were no lawsuits pending or known to be contemplated against Roma Financial Corporation or Roma Bank at December 31, 2006 that would have a material effect on our operations or income.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2006.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Upon completion of the Company's minority stock offering in July of 2006, the Company's common stock commenced trading on The NASDAQ Stock Market under the symbol "ROMA". The table below shows the reported high and low closing prices of common stock during the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

2006	High	Low	Dividends
Quarter ended September 30, 2006 (1)	$ 15.94	$ 10.00	N/A
Quarter ended December 31, 2006	$ 16.56	$ 14.63	N/A

(1) Minority stock offering completed July 11, 2006 and trading commenced July 12, 2006.

Declarations of dividends by the Board of Directors depend on a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions. The timing, frequency and amount of dividends is determined by the Board.

As of March 1, 2007, there were approximately 4,222 shareholders of record of the Company's common stock, including brokerage firms, banks and registered clearing agents acting as nominees for an indeterminate number of beneficial owners.

The Company did not have any stock repurchases in the year ended December 31, 2006.

The Company's common stock commenced trading during the third quarter of the year ended December 31, 2006. A stock performance graph is not presented in this Form 10-K in light of this short trading history.

Item 6. Selected Financial Data

The following financial information and other data in this section is derived from the Company's audited consolidated financial statements and should be read together therewith.

	At December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:			(In thousands)		
Total assets	$ 876,081	$ 797,760	$ 711,815	$ 671,728	$ 629.460
Loans receivable, net	420,382	378,708	335,250	303,833	258,645
Mortgage backed securities held to maturity	144,480	150,101	138,306	135,267	146,869
Securities available for sale	19,331	15,514	13,543	14,044	30,197
Investment securities held to maturity	169,927	173,078	160,131	152,822	97,488
Cash and cash equivalents	64,701	28,089	19,944	28,218	65,418
Goodwill	572	572	-	-	-
Deposits	625,972	643,813	576,300	544,605	510,016
Federal Home Loan Bank borrowings	7,863	9,702	-	-	-
Total stockholders' equity	234,654	138,658	131,393	123,818	116,125

	At December 31,				
	2006	2005	2004	2003	2002
Summary of Operations:			(In thousands)		
Interest income	$ 40,869	$ 34,632	$ 31,148	$ 31,430	$ 35,740
Interest expense	15,190	10,901	7,392	8,287	12,181
Net interest income	25,679	23,731	23,756	23,143	23,559
Provision for loan losses	291	128	48	85	134
Net interest income after provision for loan losses	25,388	23,603	23,708	23,058	23,425
Non-interest income	3,460	2,916	1,571	1,630	791
Non-interest expense	21,206	15,132	13,411	12,544	11,806
Income before income taxes	7,642	11,387	11,868	12,144	12,410
Provisions for income taxes	2,394	3,852	4,256	4,437	4,703
Net income	5,248	7,535	7,612	7,707	7,707
Net income per share – basic and diluted	$ 0.19	$ 0.33	$ 0.33	$ 0.34	$ 0.34
Weighted number of common shares outstanding	27,305	22,584	22,584	22,584	22,584

	At December 31,				
	2006	2005	2004	2003	2002
Performance Ratios:			(In thousands)		
Return on average assets (net income divided by average total assets	0.62%	0.99%	1.10%	1.18%	1.27%
Return on average equity (net income divided by average equity)	2.89	5.55	6.02	6.38	6.87
Net interest rate spread	2.780	3.09	3.44	3.48	3.79
Net interest margin on average interest-earning assets	3.28	3.36	3.65	3.74	4.04
Average interest-earning assets to average interest-bearing liabilities	1.24x	1.17x	1.19x	1.19x	1.20x
Efficiency ratio (Non-interest expense divided by the sum of net interest income and non-interest income)	72.78%	55.71%	51.69%	49.06%	48.23%
Non-interest expense to average assets	2.52	1.91	1.85	1.81	2.10
Asset Quality Ratios:					
Non-performing loans to total loans	0.08	0.17	0.23	0.30	0.42
Non-performing assets to total assets	0.04	0.08	0.11	0.14	0.20
Net charge-offs to average loans outstanding	-	-	-	0.01	0.05
Allowance for loan losses to total loans	0.27	0.23	0.22	0.23	0.24
Allowance for loan losses to non-performing loans	322.04	134.25	95.30	77.31	57.75
Capital Ratios:					
Average equity to average assets (average equity divided by average total assets	21.53	17.90	18.33	18.45	18.49
Equity to assets at period end	26.78	17.38	18.46	18.43	18.45
Tangible equity to tangible assets at period end	26.91	17.22	18.45	18.42	18.43
Number of Offices:					
Offices	9	8	7	7	6

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

This discussion and analysis reflects Roma Financial Corporation's consolidated financial statements and other relevant statistical data. We include it to enhance your understanding of our financial condition and results of operation. You should read the information in this section in conjunction with Roma Financial Corporation's consolidated financial statements and notes thereto contained in this Annual Report on Form 10-K, and other statistical data provided herein.

Overview

Financial Condition and Results of Operations. Roma Financial Corporation's results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income we earn on our interest-earnings assets and the interest we pay on our interest-bearing liabilities. It is a function of the average balances of loans and investments versus average balances of deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds.

Our interest-earning assets primarily consist of loans, mortgage-backed securities and investment securities. At December 31, 2006, total loans comprised 48% of our total assets and our securities portfolio comprised 38% of our total assets. The most significant change in interest-earnings assets from the prior year was a $50.7 million 14.5% increase in the average balance of loans receivable, net from $349.8 million for 2005 to $400.5 million for 2006. At year end, loans receivable, net totaled $420.4 million. During 2006, a key goal of management was growth in the loan portfolio, particularly multi-family and commercial real estate loans which increased by 22.8% to $65.8 million at year end from $53.6 million at the end of 2005.

Proceeds of approximately $96.1 million from our initial public offering completed in July 2006 funded the growth in the loan portfolio. To the extent not yet deployed into loans and other assets, some of the offering proceeds were invested into short-term interest bearing deposits, contributing to a $36.6 million, or 130.2% increase in cash and cash equivalents.

Our interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of New York. At December 31, 2006, our total deposits were $626.0 million, compared to $643.8 million at December 31, 2005. Our borrowings from the Federal Home Loan Bank of New York were $7.9 million compared to $9.7 million a year earlier. The $17.8 million, or 2.7% decrease in deposits was primarily due to $15.0 million of deposits used by depositors to purchase stock in our initial public offering. Management was challenged during the year to balance the rate of attrition while containing increases in the cost of funds. Management was successful in increasing non-interest bearing checking deposits during the year, which totaled $25.1 million at December 31, 2006 compared to $20.7 million a year earlier. The decrease in total deposits occurred primarily in the savings and club accounts category which fell by $22.2 million. The nominal decrease in Federal Home Loan Bank advances resulted from scheduled repayments of principal.

Our net interest income increased 7.6% to $25.7 million in 2006 from $23.7 million in 2005. The net interest spread decreased to 2.80% from 3.09% in 2005, as the average cost of interest-bearing liabilities climbed 61 basis points, while the average yield on interest-earning assets improved only 32 basis points. For 2006, the average cost of interest bearing-liabilities was 2.42% and the average yield on interest-earning assets was 5.22%. Total interest income increased 17.6% due to a 10.8% increase in the average balance of interest-earning assets and a 32 basis point increase in average yield, while total interest expense increased

36.9%, primarily due to a 61 basis point increase in the average cost of interest-bearing liabilities. Net interest income increased due to the reinvestment of maturing securities and the deployment of initial public offering proceeds into higher yielding securities and loans as well as into cash and cash equivalents offering higher prevailing yields resulting from increased short term interest rates.

Our results of operations are also influenced by our provision for loan losses, non-interest income and non-interest expense. Non-interest income includes service fees and charges, including income generated by the Bank's retail branch network and operations, income from bank-owned-life-insurance and title insurance revenue from our title agency subsidiary. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest expense increased by $6.1 million or 41.7% to $21.2 million in 2006 compared to $15.1 million in 2005. The increase was due primarily to a $2.4 million increase in salaries and benefits, net occupancy costs and equipment related to the opening of our new corporate headquarters in September of 2005, and a $3.4 million contribution to the Roma Bank Community Foundation, Inc. (the "Foundation") in connection with the initial public offering.

Net income for the year ended December 31, 2006 was $5.2 million, a decrease of $2.3 million or 30.7% from $7.5 million for the year ended December 31, 2005. The decrease related primarily to the contribution to the Foundation. The Foundation was established to further our long-term commitment to the communities that we serve. This one time, substantial, funding of the Foundation will help to ensure that community reinvestment previously done by the Bank will continue for years to come through the Foundation.

Total assets increased $78.3 million or 9.8%, to $876.1 million from $797.8 million at December 31, 2005. Cash and cash equivalents increased $36.6 million from year to year due to the added liquidity and availability of funds from the proceeds from our initial public offering. Securities available for sale increased $3.8 million to $19.3 million from $15.5 million the prior year. Investments and mortgage-backed securities held to maturity decreased $3.2 million and $5.6 million, respectively, reflecting the deployment of the proceeds from maturating securities and monthly principal payments on loans, into loan originations, and reinvestment in short term overnight investments.

Stockholders' equity increased $96.0 million or 69.2% to $234.7 million primarily due to net proceeds of $91.3 million from our initial public offering, offset by a reduction in equity for unallocated shares held by the employee stock ownership plan. The decrease of $900 thousand in other comprehensive income was primarily due to an after tax charge of $800 thousand from the initial application of FASB 158, which recognizes prior unrecorded pension transition and service costs and unrealized losses.

Business Strategy. Our current business strategy is to seek growth and improve profitability by:

- Increasing the volume of loan originations and the size of loan portfolio relative to our securities portfolio;

- Increasing originations of multi-family and commercial real estate loans, construction loans, and commercial business loans;
- Building core banking business through internal growth and de novo branching, as well as de novo banking, and judiciously considering expansion through acquisition opportunities.
- Developing a sales culture by training and encouraging branch personnel to promote existing products and services to our customers; and
- Maintaining high asset quality.

Historically, our deposits have exceeded our residential loan originations, and we have invested those deposits primarily in mortgage-back securities and investment securities. Over the last few years we have focused on building a non-residential loan portfolio.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported and are described in detail in Note 1 to consolidated financial statements contained in this Annual Report on Form 10-K. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and income for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses.

Allowance for Loan Losses. The allowance for loan losses represents our best estimate of losses known and inherent in our loan portfolio that are both probable and reasonable to estimate. In determining the amount of the allowance for loan losses, we consider the losses inherent in our loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a segmented approach which identifies: (1) impaired loans for which specific reserves are established; (2) classified loans for which a higher allowance is established; and (3) performing loans for which a general valuation allowance is established. We maintain a loan review system which provides for a systematic review of the loan portfolios and the early identification of impaired loans. The review of residential real estate and home equity consumer loans, as well as other more complex loans, is triggered by identified evaluation factors, including delinquency status, size of loan, type of collateral and the financial condition of the borrower. All commercial loans are evaluated individually for impairment. Specific loan loss allowances are established for impaired loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

Although specific and general loan loss allowances are established in accordance with management's best estimate, actual losses are dependent upon future events, and as such, further provisions for loan losses may be necessary in order to increase the level of the allowance for loan losses. For example, our evaluation of the allowance includes consideration of current economic conditions, and a change in economic conditions could reduce the ability of borrowers to make timely repayments of their loans. This could result in increased delinquencies and increased non-performing loans, and thus a need to make increased provisions to the allowance for loan losses. Any such increase in provisions would result in a reduction to our earnings. A change in economic conditions could also adversely affect the value of properties collateralizing real estate loans, resulting in increased charges against the allowance and reduced recoveries, and require increased provisions to the allowance for loan losses. Furthermore, a change in the composition, or growth, of our loan portfolio could result in the need for additional provisions.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

General. Our total assets increased $78.3 million or 9.8% to $876.1 million at December 31, 2006 compared to $797.8 million at December 31, 2005, primarily due to increases in cash and cash equivalents and loan receivable, net.

Cash and Cash Equivalents. Cash and cash equivalents increased $36.6 million or 130.2% to $64.7 million at December 31, 2006 from $28.1 million at December 31, 2005. Cash received in our initial public offering in excess of funds utilized for loan originations was primarily invested in cash and cash equivalents.

Securities available for sale. The carrying value of securities available for sale increased $3.8 million or 24.5% to $19.3 million at December 31, 2006, compared to $15.5 million the prior year.

Investment securities held to maturity. Investment securities held to maturity decreased $3.2 million, or 1.8% to $169.9 million at December 31, 2006 from $173.1 million at December 31, 2005. The reduction in the investments held to maturity portfolio resulted from scheduled maturities that were used to fund loan growth. The weighted average yield of the portfolio was 3.66%.

Mortgage-backed securities. Mortgage-backed securities held to maturity decreased $5.6 million, or 3.7% to $144.5 million at December 31, 2006 compared to $150.1 million in the prior year. Management utilized the cash flows from monthly principal and interest payments and maturities to fund loan originations, and to the extent needed, deposit outflow. During this period of flat to inverted yield curves management invested in short duration securities with some callable features. The average yield on mortgage-back securities at December 31, 2006 was 4.85%.

Loans. Loans receivable, net, increased $41.7 million, or 11.0% to $420.4 million at December 31, 2006 from $378.7 million at December 31, 2005. Conventional one-to-four family mortgage loans increased $16.2 million or 8.5% to $207.8 million at December 31, 2006 compared to $191.6 million the prior year. Loans in this category increased primarily because of a mortgage promotion in March. Demand for mortgage loans continued to be slow during 2006. Home equity and consumer loans increased $8.9 million, or 7.4% to $128.8 million at December 31, 2006 from $119.9 million at December 31, 2005. Equity loan activity slowed in 2006 compared to very robust activity in 2005. Commercial and multi-family mortgages, construction and commercial loans increased in the aggregate $17.5 million, or 23.0% to $93.5 million at December 31, 2006, compared to $76.0 million at December 31, 2005.

Premises and equipment. Premises and equipment increased $2.0 million, or 7.0% to $30.7 million at December 31, 2006 compared to $28.7 million at December 31, 2005. The increase resulted primarily from the cost associated with completing a new branch, located in Ocean County, New Jersey. That location opened in January 2007, bringing our total network to eight branch locations plus our Robbinsville main office.

Bank Owned Life Insurance. Bank-owned-life-insurance ("BOLI") increased $600 thousand to $16.2 million at December 31, 2006 compared to $15.6 million the prior year. There were no additional investments in BOLI policies during 2006.

Other assets. Other assets increased $1.6 million or 57.1% to $4.4 million at December 31, 2006, compared to $2.8 million a year earlier, primarily because of the increase in deferred tax assets attributable to the initial application of SFAS 158. SFAS 158 requires the Company to recognize prior pension transition and service costs and unrealized losses that had not previously been recorded. Deferred tax assets also were increased because of the carry forward charitable contribution deduction relating to the contribution to the Foundation.

Deposits. Deposits decreased $17.8 million or 2.8% to $626.0 million at December 31, 2006, compared to $643.8 million at December 31, 2005. This decrease was primarily due to depositors utilizing $15.0 million of deposits at Roma Bank to purchase stock in our initial public offering. Non-interest bearing deposits increased $4.4 million, or 21.2% to $25.1 million at December 31, 2006, compared to $20.7 million in the prior year. Interest bearing checking accounts decreased $2.4 million or 2.4% to $98.3 million at December 31, 2006, compared to $100.7 million a year earlier. The weighted average interest rate of total checking accounts, including both interest bearing and non-interest bearing, was 0.42% at December 31, 2006, compared to 0.45% the prior year. Savings and club accounts decreased $22.2 million or 10.7% to $185.9 million at December 31, 2006, compared to $208.1 million a year earlier. The weighted average interest rate on savings and club accounts decreased to 0.82% compared to 0.91% in the prior year. Certificates of deposit increased $2.4 million, or 0.7% to $316.7 million at December 31, 2006, compared to $314.3 million at December 31, 2005. The weighted average interest rate on certificates of deposit increased 82 basis points to 4.30% at December 31,2006 compared to 3.48% at the prior year end. The weighted average nominal rate on total deposits increased 45 basis points to 2.53% compared to 2.08% in the prior year. Fierce competition in our marketplace for core deposits contributed to the decrease in savings and club accounts. Management has marketed special certificates of deposits with promotional interest rates typically with terms of 91 days, six and ten months, and one year maturities to retain and attract new deposits The challenge for management in 2006 was to balance the rate of attrition for all deposits categories against a significant increase in the cost of funds.

Federal Home Loan Bank. Federal Home Loan Bank of New York advances decreased $1.8 million to $7.9 million at December 31, 2006, compared to $9.7 million in the prior year, as a result of scheduled monthly principal payments.

Other Liabilities. Other liabilities increased $1.8 million to $5.3 million at December 31, 2006 compared to $3.5 million at December 31, 2005. The increase was primarily due to a $1.3 million liability recorded to reflect the initial application of FASB 158, which recognizes prior unrecorded pension transition and service costs and unrealized losses.

Stockholders' equity. Stockholders' equity increased $96.0 million or 69.2% to $234.7 million at December 31, 2006 compared to $138.7 million in the prior year due primarily to net proceeds from the initial public offering and net income of $5.2 million. The decrease in other comprehensive income was primarily due to the initial application of FASB 158 of $800 thousand.

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005

General. Net income for the year ended December 31, 2006 was $5.2 million, a decrease of $2.3 million or 30.7%, from $7.5 million for the year ended December 31, 2005. The decrease related primarily to the $3.4 million contribution that the Company made to the Foundation. The increase of $1.9 million in net interest income and $544 thousand in non-interest income was offset by a $6.1 million increase in non-interest expense, which included the contribution to the Foundation.

Net Interest Income. Net interest income increased $1.9 million or 7.6% to $25.7 million for the year ended December 31, 2006, compared to $23.7 million in the prior year. Our net interest rate spread decreased 29 basis points to 2.80%, compared to 3.09% the prior year. Despite a 32 basis point improvement in the average yield on interest-earning assets, which increased to 5.22% this year from 4.90% last year, the net interest rate spread decreased due to a 61 basis point increase in the average cost of interest-bearing liabilities to 2.42% this year compared to 1.81% last year.

Interest Income. Total interest income increased $6.2 million or 17.6% to $40.9 million, compared to $34.6 million in the prior year. The improvement in interest income resulted from an increase in the yield on average interest-earning assets as well as an increase in the average balance of interest-earning assets.

Interest income on loans increased $4.1 million, or 19.8% to $24.7 million for the year ended December 31, 2006, compared to $20.7 million in the prior year. The increase resulted from both an increase of 27 basis points in average loan yield to 6.18% and an increase in the average balance of loans from $349.8 million to $400.5 million, an increase of $50.7 million year over year.

Interest income on mortgage-backed securities held to maturity increased minimally and was $7.2 million both years. The average yield on mortgage-back securities held to maturity increased 10 basis points to 4.85% compared to 4.75% the prior year. This was offset by a decrease of $2.9 million in the average balance of mortgage-backed securities held to maturity to $147.7 million, compared to $150.6 million the prior year.

Interest income on investment securities available for sale and held to maturity increased $900 thousand, or 13.8%, to $7.0 million, compared to $6.1 million in the prior year. The average yield on investment securities available for sale and held to maturity increased 28 basis points to 3.62%, compared to 3.34% the prior year. The average balance of investment securities available for sale and held to maturity increased $9.1 million to $192.5 million, at December 31, 2006, compared to $183.4 million the prior year.

Interest income on other interest-earning assets increased $1.3 million or 190.0% to $2.0 million, compared to $700 thousand in the prior year. The increase was primarily due to the investment of a portion of the proceeds from our initial public offering in interest-bearing deposits in other banks. The average balance of other interest-earning assets increased $19.3 million or 85.4% to $41.9 million for 2006, compared to $22.6 million in the prior year. The increase was also due to a 171 basis point increase in the average yield on other interest-earning assets to 4.73% compared to 3.02% last year resulting from an increase in short term interest rates.

Interest Expense. Total interest expense increased $4.3 million or 39.3% to $15.2 million for the year ended December 31, 2006, compared to $10.9 million for the year ended December 31, 2005. The increase resulted from an increase in the average cost of interest-bearing liabilities as well as an increase in the balance of average interest-bearing liabilities from year to year. The average cost of interest-bearing liabilities increased 61 basis points to 2.42% for the year ended December 31, 2006 compared to 1.81% in the prior year. The average balance of interest-bearing liabilities increased $26.4 million or 4.4% to $628.7 million in 2006, compared to $602.3 million in the prior year.

Interest expense on deposits increased $4.0 million or 36.9% to $14.7 million in 2006, compared to $10.7 million in 2005. Average interest-bearing demand deposits decreased $6.0 million to $94.2 million while their average cost increased 6 basis points to 0.54%. Average savings and club accounts decreased $11.0 million or 5.0% to $208.4 million compared to $219.4 million in the prior year. The average cost of savings and club accounts decreased 9 basis points to 0.82 The average balance of certificates of deposit increased $36.6 million or 13.1% to $315.6 million, compared to $279.0 million the prior year. The average cost of interest-bearing certificates of deposit increased 98 basis points to 3.95%, compared to 2.97% the prior year. Management was challenged during 2006 to balance the rate of attrition for all deposit categories while mitigating increases in the cost of funds.

Interest expense on Federal Home Loan Bank of New York (FHLBNY) advances increased $300 thousand or 203.1% to $500 thousand during 2006 compared to $200 thousand in the prior year. The average balance of advances increased $6.9 million to $10.5 million, compared to $3.7 million in 2005. The average cost of borrowings increased 27 basis points to 4.57% compared to 4.30% in the prior year. In September of 2005 the Company borrowed $10.0 million from the FHLBNY in the form of a five year advance at a rate of 4.49%. During both years, management utilized overnight and short-term lines of credit with the FHLBNY to meet liquidity needs. There were no outstanding borrowings under the line of credit at year end for either 2006 or 2005.

Provision for Loan Losses. We charge provisions for loan losses to operations at a level required to reflect credit losses in the loan portfolio that are both probable and reasonable to estimate. Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with the general economic and real estate market conditions. We utilize a three-tier approach: (1) identification of impaired loans and establishment of specific allowances on such loans; (2) establishment of general valuation allowances in the remainder of our loan portfolio, and (3) we establish a specific loan loss allowance for an impaired loan based on delinquency status, size of loan, type of collateral and/or appraisal of the underlying collateral and financial condition of the borrower. Management bases general loan loss allowances on a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management's judgment. The overall growth in the loan portfolio, particularly in commercial loans, is expected to result in higher provisions going forward.

The provision for loan loses increased $163 thousand to $291 thousand for the year ended December 31, 2006 compared to $128 thousand for the prior year. During 2006 total loans increased $42.6 million to $430.1 million at December 31, 2006, compared to $387.5 million the prior year. The allowance for loan losses was 0.27% of total loans at December 31, 2006, compared to 0.23% at December 31, 2005.

Management assesses the allowance for loan losses monthly. While management uses available information to recognize losses on loans, additional loan loss provisions in the future may be necessary based on changes in economic conditions. In addition, regulatory agencies as an integral part of their periodic examinations review the allowance for loan losses and may require us to record additional provisions based on their judgment of information available to them at the time of their examination.

Non-Interest Income. Non-interest income includes fees and service charges generated from loans and deposits, commissions on the sale of title insurance policies, bank-owned-life-insurance income, and other miscellaneous income. Non-interest income increased $600 thousand or 18.7% to $3.5 million in 2006 compared to $2.9 million in the prior year.

Commissions on sales of title insurance policies increased $200 thousand to $1.4 million in 2006. The Bank acquired General Abstract & Title Agency in March 2005.

Fees and service charges on deposits increased $300 thousand or 81.2% to $700 thousand in 2006. In August of 2006 the Bank implemented an overdraft protection program. This program was principally responsible for the increase.

Fees and service charges on loans increased minimally from year to year, primarily related to an overall increase in our loan portfolio.

Other non-interest income increased $37 thousand to $1.32 million this year compared to $1.29 million in 2005.

Non-Interest Expense. Non-interest expense increased $6.1 million or 40.3 % to $21.2 million in 2006 compared to $15.1 million in 2005. Included in non-interest expense is a $3.4 million contribution to the Foundation as part of our initial public offering. The increase from year-to-year in non-interest expense, excluding this one-time contribution, was $2.6 million or 17.4% compared to the prior year.

Salaries and employee benefits increased $1.7 million or 19.6% to $10.3 million for the year ended December 31, 2006 compared to $8.6 million in 2005. The increase in salaries and employee benefits was primarily due to the following: (1) the opening of our corporate headquarters and new main office in September 2005, with 2006 reflecting a full year of expense for this facility; (2) the opening of a new branch in January of 2007; (3) a full year of General Abstract salaries in 2006 compared to nine months in 2005; and (4) the implementation of the Roma Bank Employee Stock Ownership Plan in connection with our initial public offering in July of 2006.

Net occupancy expense increased $500 thousand or 43.5% to $1.7 million for 2006 compared to $1.2 million in 2005. The increase in this category is primarily due to the full year of operation in our corporate headquarters and new main office, which opened in September 2005.

Equipment costs increased $300 thousand to $1.5 million for the year ended December 31, 2006 compared to $1.2 million for the year ended December 31, 2005. The increase in this category is also primarily associated with the full year of operations in the corporate headquarters and new office in 2006.

Data processing costs, advertising and Federal Insurance Premium expense in the aggregate decreased $53,000 between years, or 2.3%. This minimal decrease was primarily due to decreased telecommunication and monthly service charges from our core processor.

Other non-interest expense increased $400 thousand, or 22%, to $2.1 million for 2006. Insurance expense increased $62 thousand and fees related to the audit and Sarbanes-Oxley Section 404 compliance increased $140 thousand. These increases are related to our becoming a public company during 2006.

Provision for Income Taxes. The provision for income taxes decreased $1.4 million to $2.4 million for the year ended December 31, 2006, compared to $3.8 million in the prior year. The decrease in income tax expense resulted from the impact on net income of the contribution to the Foundation.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

General. Net income for 2005 was $7.5 million, $77 thousand lower than in 2004. A $3.4 million increase in interest income was negated by a $3.5 million increase in interest expense. A significant $1.3 million increase in non-interest income from $1.6 million in 2004 to $2.9 million in 2005 was more than offset by a $1.7 million increase in non-interest expense and an $80 thousand increase in the provision for loan losses.

Interest Income. Benefiting from a year-to-year growth in earning assets of $77.8 million and a slight improvement in rates, interest income was nearly 11.3% higher in 2005 compared to 2004; sharply improving on the minor decrease between 2003 and 2004. With the exception of a 4% decline in residential mortgage interest, interest income for all other major loan and investment categories increased between years.

Interest on loans increased to $20.7 million from $18.7 million. The average balance of loans increased 9.9% to $349.8 million in 2005 as compared to $318.2 million in 2004 while the average yield on loans increased to 5.91% in 2005 from 5.89% in 2004. The average balance of taxable investment securities increased 10.8% to $172.6 million in 2005 as compared to $155.8 million in 2004 while the average yield on taxable investment securities rose by 23 basis points to 3.27% from 3.04%. The average balance of tax-exempt investment securities decreased 4.4% to $10.8 million in 2005 as compared to $11.3 million in 2004 while that average yield on tax-exempt investment securities went from 4.57% to 4.53%. The average balance of mortgage-backed-securities increased 9.0% to $150.6 million in 2005 as compared to $138.2 million in 2004 while the average yield on mortgage-backed securities fell 15 basis points to 4.75% from 4.90%. The overall yield on interest-earning assets improved to 4.90% in 2005 from 4.79% in 2004.

Interest Expense. Interest expense increased $3.5 million, or 47.3%, to $10.9 million for 2005. The increase was fueled by (i) thirteen rate increases initiated by the Federal Reserve during the second half of 2004 and through 2005, which aggregated 325 basis points; (ii) fierce competition for funds; and (iii) substantial growth in certificates of deposit.

The upward movement in short term rates, the need to respond competitively to the extraordinarily high rates offered by competitors, and the need to stimulate deposit growth Florence Township and upon the opening of the Washington Township branch, all combined to increase the average cost of interest-bearing liabilities in 2005 by 46 basis points to 1.81% from 1.35%

A shift in the deposit base more heavily towards certificates, which grew 31.7%, had a considerable influence on the cost of funds. Helping mitigate this to some extent was success in attracting commercial accounts. Commercial lending has generated growth in the Bank's non-interest bearing checking accounts. The Bank's utilization of a five year fixed-rate FHLBNY advance in the fourth quarter of 2005 had the effect of increasing the average cost of liabilities.

Provision for Loan Losses. We charge provisions for loan losses to operations at a level required to reflect credit losses in the loan portfolio that are both probable and reasonable to estimate. Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with the general economic and real estate market conditions. We utilize a three-tier approach: (1) identification of impaired loans and establishment of specific allowances on such loans; (2) establishment of general valuation allowances in the remainder of our loan portfolio, and (3) we establish a specific loan loss allowance for an impaired loan based on delinquency status, size of loan, type of collateral and/ or appraisal of the underlying collateral and financial condition of the borrower. Management bases general loan loss allowances on a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management's judgment. Compared to 2004, the provision for 2005 increased nearly $80 thousand to $128 thousand. The allowance for loan losses was 0.23% of total loans at December 31, 2005, compared to 0.22% at December 31, 2004.

Non-Interest Income. Non-interest income includes fees and service charges generated from loans and deposits, commissions on the sale of title insurance policies, bank-owned-life-insurance income, and other miscellaneous income. Overall, non-interest income increased by $1.3 million, or 85.6%, over the prior year, of which $1.2 million was generated by General Abstract & Title Agency. The Bank acquired General Abstract & Title Agency in March 2005. Excluding General Abstract, the Bank's non-interest income improved $186 thousand for 2005.

Non-interest Expenses. Total non-interest expenses for 2005 were $15.1 million as compared to $13.4 million for 2004. Changes within the components of non-interest expenses were as follows.

Salaries and employee benefits totaled $8.6 million for 2005, compared to $7.8 million in the prior year, an increase of $800 thousand, or 10.1%. Of this increase $566 thousand was attributable to salaries and benefits for General Abstract, which was acquired in March of 2005.

Net occupancy expense increased $300 thousand to $1.2 million in 2005 compared to $800 thousand in 2004. The primary reasons for the increase was the opening of our corporate headquarters and eighth branch in September of 2005 and occupancy cost for General Abstract of $103 thousand.

Equipment expense increased $200 thousand to $1.2 million in 2005 compared to $1.0 million in 2004. The primary reason for the increase was not capitalized costs for our corporate headquarters and eighth branch in 2005.

Data processing fees increased $36 thousand from 2004 to 2005. The primary reason for the increase was charges related to higher transactional activity with our VISA and ATM cards and vendor increases for those services, which in the aggregate totaled $40 thousand.

Advertising expense increased $266 thousand in 2005 to $800 thousand compared to $500 thousand in 2004. The Bank increased its overall advertising initiatives to coincide with the new corporate office and branch opening and to expand awareness of our commercial lending capabilities.

Other non-interest expenses increased $83 thousand from year to year. Costs related to the acquisition of General Abstract were primarily responsible for this increase.

Income Taxes. Income tax expense for 2005 was $3.9 million as compared to $4.3 million for 2004. The reduction reflects lower income for 2005.

In the fourth quarter 2004, Roma Capital Investment Corporation was incorporated as a wholly-owned subsidiary of the Bank. It was capitalized with approximately $201.2 million in investments and mortgage-backed-securities transferred from the Bank. In New Jersey, investment companies are taxed at a rate of 3.6% rather than the business corporate rate of 9%. The presence of the investment company during the year ended December 31, 2005 resulted in income tax savings of approximately $281 thousand and reduced the consolidated effective income tax rate by 2.5% and 0.6%, respectively.

Average Balance Sheet. The average yields and costs shown in the following table are derived by dividing income or expense by the daily average balance of assets or liabilities, respectively, for the periods presented.

	At December 31, 2006		For the Year Ended December 31, 2006			2005			2004		
	Actual Balance	Actual Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)										
Interest-earning assets:											
Loans receivable, net (1)	$420,382	6.24%	$ 400,486	$24,748	6.18%	$349,758	$20,662	5.91%	$318,154	$18,740	5.89%
Mortgage-backed securities held to maturity	144,480	4.88	147,727	7,166	4.85	150,586	7,158	4.75	138,175	6,613	4.79
Investment securities: (2)											
Tax-exempt	11,750	4.41	11,450	503	4.39	10,829	490	4.53	11,329	518	4.57
Taxable	177,508	4.06	181,038	6,468	3.57	172,610	5,638	3.27	155,824	4,900	3.14
Other interest-earning assets (3)	58,914	5.10	41,932	1,984	4.73	22,646	684	3.02	26,727	377	1.41
Total interest-earning assets	813,034	5.41	782,633	40,869	5.22	706,429	34,632	4.90	650,209	31,148	4.79
Non-interest-earning assets	63,047		59,532			50,749			39,906		
Total assets	$876,081		$842,165			$757,178			$690,115		
Interest-bearing liabilities:											
Interest-bearing demand	$ 98,278	0.53	$94,204	$512	0.54	$100,241	$477	0.48	$95,251	$356	0.37
Savings and club	185,925	0.93	208,364	1,717	0.82	219,368	1,987	0.91	227,110	1,675	0.74
Certificates of deposit	316,660	4.30	315,613	12,479	3.95	279,026	8,278	2.97	224,750	5,361	2.39
Federal Home Loan Bank borrowings	7,863	4.49	10,548	482	4.57	3,694	159	4.30	7	-	1.43
Total interest-bearing liabilities	608,726	2.66	628,729	15,190	2.42	602,329	10,901	1.81	547,118	7,392	1.35
Non-interest-bearing liabilities	32,701		32,140			19,327			16,512		
Total liabilities	641,427		660,869			621,656			563,630		
Stockholders' equity	234,654		181,296			135,522			126,485		
Total liabilities and stockholders' equity	$876,081		$842,165			$757,178			$690,115		
Net interest income				$25,679			$23,731			$23,756	
Interest rate spread (4)		2.75%			2.80%			3.09%			3.44%
Net yield on interest-earning assets (5)					3.28%			3.36%			3.65%
Ratio of average interest -earning assets to average interest-bearing liabilities			1.24x			1.17x			1.19x		

(1) Non-accruing loans have been included in loans receivable, and the effect of such inclusion was not material.
(2) Includes both available for sale and held to maturity securities.
(3) Includes interest-bearing deposits at other banks, federal funds purchased and Federal Home Loan Bank of New York capital stock.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis.

The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume): and (3) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended December 31, 2006 vs. 2005 Increase (Decrease) Due To			Year Ended December 31, 2005 vs. 2004 Increase (Decrease) Due To		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest and dividend income:						
Loans receivable	$ 3,145	$ 941	$ 4,086	$ 1,858	$ 64	$ 1,922
Mortgage-backed securities, held to maturity	(147)	155	8	590	(45)	545
Investment securities:						
Tax-exempt	28	(15)	13	(23)	(5)	(28)
Taxable	294	536	830	543	195	738
Other interest earnings assets	913	387	1,300	(58)	365	307
Total interest-earning assets	$ 4,233	$ 2,004	$ 6,237	$ 2,910	$ 574	$ 3,484
Interest expense:						
Interest-bearing demand	$ (28)	$ 63	$ 35	$ 17	$ 104	$ 121
Savings and club	(100)	(170)	(270)	(57)	369	312
Certificates of deposit	1,094	3,107	4,201	1,294	1,623	2,917
Advances from Federal Home Loan Bank	313	10	323	158	101	159
Total interest-bearing liabilities	$ 1,279	$ 3,010	$ 4,289	$ 1,412	$ 2,207	$ 3,509
Change in net interest income	$ 2,954	$ (1,006)	$ 1,948	$ 1,498	$ (1,523)	$ (25)

Liquidity, Commitments and Capital Resources

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of mortgage-backed securities and outstanding loans, maturities of investment securities and funds provided from operations. In addition, the Bank invests excess funds in short-term interest-earnings assets such as overnight deposits or U.S. agency securities, which provide liquidity to meet lending requirements. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, general interest rates, economic conditions and competition greatly influence deposit flows and prepayments on loans and mortgage-backed securities.

The Bank is required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. The Bank attempts to maintain adequate but not excessive liquidity, and liquidity management is both a daily and long-term function of business management.

The Bank reviews cash flow projections regularly and updates them in order to maintain liquid assets at levels believed to meet the requirements of normal operations, including loan commitments and potential deposit outflows from maturing certificates of deposit and savings withdrawals. At December 31, 2006 the Bank had outstanding commitments to originate loans of $5.6 million, and unused lines of credit of $44.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2006 totaled $237.8 million.

While deposits are the Bank's primary source of funds, the Bank also generates cash through borrowings from the Federal Home Loan Bank of New York (the "FHLBNY"). The Bank has traditionally enjoyed cash flows from deposit activities that were sufficient to meet its day-to-day funding obligations and only occasionally used its overnight line of credit or borrowing facility with the FHLBNY. At various times during 2006 and 2005, the Bank used its overnight line of credit at the FHLBNY to meet daily operations. In the third quarter of 2005 the Bank took a five year advance from the FHLBNY to meet the strong demand for loans. At December 31, 2006 the Bank's borrowing limit with the FHLBNY was $153.3 million.

The following table discloses our contractual obligations and commitments as of December 31, 2006.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 years
			(In thousands)		
Federal Home Loan Bank borrowings	$ 7,862	$ 1,923	$ 4,098	$ 1,842	$ -

	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Lines of credit (1)	$ 44,053	$ 44,053	$ -	$ -	$ -
Construction loans in process	8,353	8,353	-	-	-
Other commitments to extend credit	5,587	5,587	-	-	-
Total	$ 57,993	$ 57,993	$ -	$ -	$ -

(1) Represents amounts committed to customers

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards. As of December 31, 2006, the Bank exceeded all capital requirements of the Office of Thrift Supervision (The "OTS").

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving the Bank's facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage backed securities, and commitments to extend credit to meet the financial needs of our customers. At December 31, 2006, we had no significant off-balance sheet commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of non-performance by other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding our outstanding lending commitments at December 31, 2006, see Note 13 to the consolidated financial statements contained in this Annual Report on Form 10-K.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of non-interest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS 156 will have a significant effect on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September of 2006, the SFAS issued FASB 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" which required that an employer that sponsors one more single-employer defined benefit plans to recognize the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation in the statement of financial position The statement also required the recognition as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits as they arise. The statement is effective for fiscal years ending after December 15, 2006. Accordingly, FASB 158 adjustments are reflected in these financial statements.

In February of 2007, the SFAS issued FASB No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS no. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS no. 159 will have on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

The rates that we earn on our assets are generally fixed for a contractual period of time. We, like many savings institutions, have liabilities that have generally shorter contractual maturities than our assets, such as certificates of deposit, or have no stated maturity, such as savings and money market deposits. This imbalance can create significant volatility because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets, which consist primarily of long-term fixed rate securities, may not increase as rapidly as the interest paid on our liabilities.

While the federal funds rate and other short-term market interest rates, which we use as a guide to our deposit pricing, have increased, intermediate-and long-term market interest rates, which we use as a guide to our loan pricing, have not increased proportionately. This has led to a "flattening: of the market yield curve, which has even "inverted" as short-term rates have exceeded long-term rates over an intermediate maturity horizon. The flat yield curve has hurt our interest rate spread and net interest margin because the interest rates we pay on our deposits have repriced upwards faster than the interest rates that we earn on our loans and investments. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts further, we would expect that our new interest spread and net interest margin would continue to compress, which would hurt our net interest income.

A failing rate environment would result in a decrease in rates we pay on deposits and borrowings, but the decrease in the cost of our funds may not be as great at the decrease in the yields on our loan portfolio and mortgage-backed securities and loan portfolios. This could cause a narrowing of our net interest rate spread and could cause a decrease in our earnings.

Quantitative Analysis. The following table presents the Bank's net portfolio value as of December 31, 2006. The net portfolio values shown in this table were calculated by the Office of Thrift Supervision, based on information provided by the Bank.

December 31, 2006

	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Changes in Rates (1)	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
+300 bp	170,998	-46,891	(22)%	21.09%	(406) bp
+200 bp	186,955	-30,934	(12)%	22.54%	(262) bp
+100 bp	202,521	-15,368	(6)%	23.88%	(127) bp
0 bp	217,889	-	-	25.15%	-
-100 bp	2228,407	10,518	5%	25.96%	81bp

(1) The -200bp and -300bp scenarios are not shown due to the low prevailing interest rate environment.

Future interest rates or their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react in different times and in different degrees to changes in the marker interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase in interest rates would adversely affect our net interest margin and earnings.

Item 8. Financial Statements and Supplementary Data

The Company's financial statements and supplementary data are contained in this Annual Report on Form 10-K immediately following Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was performed under the supervision, and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 31, 2006.

(b) Internal Control Over Financial Reporting

No change in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended) occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information contained under the sections captioned "Section 16(a) Beneficial Ownership Reporting Compliance" and "Proposal I -- Election of Directors" and "-- Biographical Information" in the definitive Proxy Statement for the 2007 Annual Meeting of Stockholders ("Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the section captioned "Director and Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a) **Security Ownership of Certain Beneficial Owners**

Information required by this item is incorporated herein by reference to the Section captioned "Voting Securities and Principal Holders Thereof -- Security Ownership of Certain Beneficial Owners" of the Proxy Statement.

(b) **Security Ownership of Management**

Information required by this item is incorporated herein by reference to the sections captioned "Voting Securities and Principal Holders Thereof -- Security Ownership of Certain Beneficial Owners" and "Proposal I -- Election of Directors" of the Proxy Statement.

(c) **Changes in Control**

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Securities Authorized for Issuance Under Equity Compensation Plans**

None.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section captioned "Proposal I -- Election of Directors -- Certain Relationships and Related Transactions" of the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information called for by this item is incorporated herein by reference to the section entitled "Ratification of Appointment of Accountants" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Listed below are all financial statements and exhibits filed as part of this report, and are incorporated by reference.

1. The consolidated statements of financial condition of Roma Financial Corporation and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of financial condition, income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2006, together with the related notes and the Independent Registered Public Accounting Firms auditors' report of Beard Miller Company LLP.

2. Schedules omitted as they are not applicable.

3. Exhibits

The following Exhibits are filed as part of this report:

3.1	Charter of Roma Financial Corporation *
3.2	Bylaws of Roma Financial Corporation*
4	Stock Certificate of Roma Financial Corporation*
10.1	Employment Agreement between Roma Bank and Maurice T. Perilli*
10.2	Form of Supplemental Executive Retirement Agreement*
10.3	Form of Phantom Stock Appreciation Rights Agreement*
21	Subsidiaries of the Registrant
23	Consent of Beard Miller Company LLP
31	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference to the Registrant's Form S-1 Registration Statement No. 333-132415.

ROMA FINANCIAL CORPORATION

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Roma Financial Corporation
Robbinsville, New Jersey

We have audited the accompanying consolidated statements of financial condition of Roma Financial Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roma Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method accounting for Defined Benefit Pension and Other Postretirement Plans in 2006.

Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
March 7, 2007

Roma Financial Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,	
	2006	2005
	(In thousands, except for share data)	
Assets		
Cash and amounts due from depository institutions	$ 7,219	$ 5,745
Interest-bearing deposits in other banks	26,521	22,324
Money market funds	30,961	20
Cash and Cash Equivalents	64,701	28,089
Securities available for sale	19,331	15,514
Investment securities held to maturity	169,927	173,078
Mortgage-backed securities held to maturity	144,480	150,101
Loans receivable, net of allowance for loan losses $1,169 and $878, respectively	420,382	378,708
Premises and equipment	30,669	28,679
Federal Home Loan Bank of New York stock	1,432	1,387
Interest receivable	4,598	3,798
Bank owned life insurance	16,185	15,640
Other assets	4,376	2,766
Total Assets	$876, 081	$797,760
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 25,109	$ 20,661
Interest-bearing	600,863	623,152
Total deposits	625,972	643,813
Federal Home Loan Bank of New York advances	7,863	9,702
Advance payments by borrowers for taxes and insurance	2,275	2,063
Other liabilities	5,317	3,524
Total Liabilities	641,427	659,102
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.10 par value, 45,000,000 authorized; (2006) 32,731,875 issued and outstanding; (2005) 10,000 authorized, issued and outstanding	3,274	1
Paid-in capital	97,069	799
Retained earnings	143,068	137,820
Unearned shares held by Employee Stock Ownership Plan	(7,847)	-
Accumulated other comprehensive income - unrealized gain on securities available for sale, net	(910)	38
Total Stockholders' Equity	234,654	138,658
Total Liabilities and Stockholders' Equity	$876,081	$797,760

See notes to consolidated financial statements.

Roma Financial Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except for per share data)		
INTEREST INCOME			
Loans	$24,748	$20,662	$18,740
Mortgage-backed securities held to maturity	7,166	7,158	6,613
Investment securities held to maturity	6,406	5,661	4,720
Securities available for sale	565	467	698
Other interest-earning assets	1,984	684	377
Total Interest Income	40,869	34,632	31,148
INTEREST EXPENSE			
Deposits	14,708	10,742	7,392
Borrowings	482	159	-
Total Interest Expense	15,190	10,901	7,392
Net Interest Income	25,679	23,731	23,756
PROVISION FOR LOAN LOSSES	291	128	48
Net Interest Income after Provision for Loan Losses	25,388	23,603	23,708
NON-INTEREST INCOME			
Commissions on sales of title policies	1,361	1,159	-
Fees and service charges on deposits and loans	771	458	403
Income from bank owned life insurance	695	666	661
Net gain from sale of mortgage loans originated for sale	6	14	36
Other	627	619	471
Total Non-Interest Income	3,460	2,916	1,571
NON-INTEREST EXPENSES			
Salaries and employee benefits	10,282	8,595	7,804
Net occupancy expense of premises	1,653	1,152	820
Equipment	1,483	1,241	1,028
Data processing fees	1,273	1,324	1,288
Advertising	806	813	547
Federal insurance premium	86	81	81
Charitable contributions	3,527	231	188
Other	2,096	1,695	1,655
Total Non-Interest Expenses	21,206	15,132	13,411
Income before Income Taxes	7,642	11,387	11,868
INCOME TAXES	2,394	3,852	4,256
Net Income	$ 5,248	$ 7,535	$ 7,612
NET INCOME PER COMMON SHARE			
Basic	$ .19	$ .33	$ .33
Diluted	$ .19	$ .33	$ .33
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	27,305	22,584	22,584
Diluted	27,305	22,584	22,854

See notes to consolidated financial statements.

Roma Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006, 2005 and 2004

	Common Stock	Paid-In Capital	Retained Earnings - Substantially Restricted	Unearned Shares Held by ESOP	Accumulated Other Comprehensive Income	Total
		(In Thousands)				
Balance - December 31, 2003	$ -	$ -	$123,673	-	$145	$123,818
Comprehensive income:						
Net income	-	-	7,612	-	-	7,612
Unrealized holding loss on securities available for sale, net of income taxes of $(27)	-	-	-	-	(37)	(37)
Total Comprehensive Income						7,575
Balance - December 31, 2004	-	-	131,285	-	108	131,393
Comprehensive income:						
Net income	-	-	7,535	-	-	7,535
Unrealized holding loss on securities available for sale, net of income taxes of $(49)	-	-	-	-	(70)	(70)
Total Comprehensive Income						7,465
Initial capitalization of mutual holding company	1	799	(1,000)	-	-	(200)
Balance - December 31, 2005	1	799	137,820	-	38	138,658

See notes to consolidated financial statements.

Roma Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2006, 2005 and 2004

	Common Stock	Paid-In Capital	Retained Earnings - Substantially Restricted	Unearned Shares Held by ESOP	Accumulated Other Comprehensive Income	Total
Comprehensive income:						
Net income	-	-	5,248	-	-	5,248
Unrealized holding loss on securities available for sale, net of income taxes of $(72)	-	-	-	-	(158)	(158)
Initial application of FASB 158, net of income taxes $(526)	-	-	-	-	(790)	(790)
Total Comprehensive Income	-	-	-	-	-	4,300
Issuance of common stock, net of expenses	3,273	96,126	-	-	-	99,399
ESOP shares earned	-	144	-	270	-	414
Common stock acquired by ESOP	-	-	-	(8,117)	-	(8,117)
Balance - December 31, 2006	$3,274	$97,069	$143,068	$(7,847)	$(910)	$234,654

See notes to consolidated financial statements.

Roma Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2006	2005	2004
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,248	$ 7,535	$ 7,613
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	1,178	755	566
Amortization of premiums and accretion of discounts on securities	(44)	(91)	(99)
Accretion of deferred loan fees and discounts	34	(171)	(177)
Net gain on sale of mortgage loans originated for sale	(6)	(14)	(36)
Mortgage loans originated for sale	(823)	(2,718)	(4,858)
Proceeds from sales of mortgage loans originated for sale	829	2,732	4,894
Provision for loan losses	291	128	48
Deferred income tax expense (benefit)	(1,835)	134	(175)
Contribution of common stock to charitable foundation	3,273	-	-
(Increase) in interest receivable	(800)	(611)	(230)
(Increase) in cash surrender value of bank owned life insurance	(545)	(526)	(533)
(Increase) decrease in other assets	(310)	(1,020)	295
Increase (decrease) in interest payable	397	716	(11)
Increase (decrease) in other liabilities	1,239	145	808
Allocation of ESOP shares	414	-	-
Net Cash Provided by Operating Activities	8,540	6,994	8,105
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from calls and repayments on securities available for sale	1,264	17	148
Proceeds from maturities and calls of securities available for sale	-	-	2,395
Purchases of securities available for sale	(5,338)	(2,101)	(2,095)
Proceeds from maturities and calls of investment securities held to maturity	49,000	10,060	41,160
Purchases of investment securities held to maturity	(45,845)	(22,988)	(48,449)
Principal repayments on mortgage-backed securities held to maturity	25,453	31,207	32,923
Purchases of mortgage-backed securities held to maturity	(19,791)	(42,936)	(35,893)
Net increase in loans receivable	(41,999)	(43,415)	(31,289)
Additions to premises and equipment	(3,168)	(8,879)	(7,089)
(Purchase) redemption of Federal Home Loan Bank of New York stock	(45)	2,652	(105)
Purchase of bank owned life insurance	-	-	(1)
Net Cash Used in Investing Activities	(40,469)	(76,383)	(48,295)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(17,841)	67,513	31,839
Increase in advance payments by borrowers for taxes and insurance	212	519	77
Federal Home Loan Bank of New York advances	-	10,000	-
Repayments of Federal Home Loan Bank of New York advances	(1,839)	(298)	-
Initial capitalization of mutual holding company	-	(200)	-
Common stock acquired by ESOP	(8,117)	-	-
Net proceeds from issuance of common stock	96,126	-	-
Net Cash Provided by Financing Activities	68,541	77,534	31,916
Net Increase (Decrease) in Cash and Cash Equivalents	36,612	8,145	(8,274)
CASH AND CASH EQUIVALENTS – BEGINNING	28,089	19,944	28,218
CASH AND CASH EQUIVALENTS – ENDING	$64,701	$28,089	$19,944
SUPPLEMENTARY CASH FLOWS INFORMATION			
Income taxes paid, net	$ 2,948	$ 4,271	$ 4,470
Interest paid	$14,786	$10,185	$ 7,403

See notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Roma Financial Corporation (the "Company"), its wholly-owned subsidiary, Roma Bank (the "Bank") and the Bank's wholly-owned subsidiaries, Roma Capital Investment Co. (the "Investment Co.") and General Abstract and Title Agency (the "Title Co."). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Investment Co. was incorporated in the State of New Jersey effective September 4, 2004, and began operations October 1, 2004. The Investment Co. is a special purpose entity whose activities are limited to holding investment securities and collection of earnings, principal repayments and recognizing other gains/losses thereon. It holds a substantial portion of the Company's investment and mortgage-backed securities portfolios and is subject to the investment company provisions of the New Jersey Corporation Business Tax Act. The Title Co. was incorporated in the State of New Jersey effective March 7, 2005 and commenced operations April 1, 2005 upon the acquisition of the assets of the General Abstract & Title Agency (the "Agency"), which consisted primarily of the Agency's title search files. Related goodwill of approximately $572,000 was recognized as a result of the purchase price exceeding the fair market value of assets acquired.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses the most current information available to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public at its nine locations in New Jersey and using those deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Bank's subsidiary, Roma Capital Investment Company, was organized to hold investments and mortgage-backed securities. The Bank's subsidiary, General Abstract and Title Agency, provides title searches and policies its customers real estate investments.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits in other banks with original maturities of three months or less and money market funds.

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities

Investments in debt securities that the Bank and the Investment Co. have the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity.

Declines in the fair value of available for sale and held to maturity securities below their amortized cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank and Investment Co. to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Discounts and premiums are accreted/amortized to income by use of the level-yield method.

Gain or loss on sales of securities is based on the specific identification method.

Loans Receivable

Loans receivable are carried at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and discounts.

The Bank defers loan origination fees and certain direct loan origination costs and accretes/amortizes such amounts to income using the level-yield method over the contractual lives of the related loans.

The Bank provides an allowance for the loss of uncollected interest on loans that are more than ninety days delinquent as to principal or interest. Such interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that represents management's best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. Management of the Bank, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a three tier approach which identifies: (1) impaired loans for which specific reserves are established; (2) classified loans for which a higher yield allowance is established; and, (3) performing loans for which a general valuation allowance is established.. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that appropriate loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be

Note 1 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

necessary. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable and then to principal.

Premises and Equipment

Premises and equipment are comprised of land, including land held for future development, and land improvements, at cost, and buildings and improvements and furnishings and equipment, at cost, less accumulated depreciation. Depreciation charges are computed on the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	20 - 50
Furnishings and equipment	3 - 10

Construction in progress primarily represents facilities under construction for future use in our business and includes all costs to acquire land and construct buildings, as well as capitalized interest during the construction period. Interest is capitalized at the average interest rate of overnight funds.

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to expense in the year incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost.

Bank Owned Life Insurance

The Bank is the beneficiary of insurance policies on the lives of certain officers, employees and directors of the Bank. This life insurance investment is accounted for using the cash surrender value method and is recorded at its net realizable value. The change in the net asset value is recorded as non-interest income.

Income Taxes

The Company and it subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company and its subsidiaries based on the contribution of their income or use of their loss in the consolidated return. Separate state income tax returns are filed by the Company and its subsidiaries.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. Deferred income taxes have been recorded to recognize such temporary differences.

Advertising Costs

Advertising costs are expensed as incurred. The direct response advertising conducted by the Bank is immaterial and has not been capitalized.

Other Comprehensive Income

The Company records unrealized gains and losses, net of deferred income taxes, on available for sale securities in accumulated other comprehensive income. Realized gains and losses, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of an impairment loss. The Company has elected to report the effects of other comprehensive income in the consolidated statements of stockholders' equity.

Other comprehensive income also includes amounts recognized in the implementation of SFAS 158. This adjustment to other comprehensive income reflects, net of tax, transition obligations, prior service costs, and unrealized net losses that had not been recognized in the consolidated financial statements prior to the implementation of SFAS 158.

Interest Rate Risk

We are principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of our interest-sensitive liabilities compared to the generally longer duration of our interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason,

Interest Rate Risk

management regularly monitors the maturity structure of our assets and liabilities in order to measure our level of interest-rate risk and to plan for future volatility.

Concentration of Risk

The Bank's lending activity is chiefly concentrated in loans secured by real estate located in the State of New Jersey. The Bank also had deposits in excess of the FDIC insurance limit at other financial institutions. At December 31, 2006 and 2005, such deposits totaled $57.4 million and $22.3 million, which were held by the Federal Home Loan Bank of New York and another financial institution. Generally, deposits in excess of $100,000 are not insured by the FDIC.

Note 1 - Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and, (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, we have entered into commitments to extend credit, including commitments under lines of credit. Such financial instruments are recorded when they are funded.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS 156 will have a significant effect on its financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September of 2006, the SFAS issued FASB 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" which required that an employer that sponsors one more single-employer defined benefit plans to recognize the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation in the statement of financial position The statement also required the recognition as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits as they arise. The statement is effective for fiscal years ending after December 15, 2006. Accordingly, FASB 158 adjustments are reflected in these financial statements.

Note 1 - Summary of Significant Accounting Policies (Continued)

In February of 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS no. 159 will have on our consolidated financial statements.

Earnings per Common Share ("EPS)

Basic earnings per share is based on the weighted average number of common shares actually outstanding adjusted for Employee Stock Ownership Plan ("ESOP") shares not yet committed to be released. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method. During the periods presented, diluted EPS dud bit duffer from basic EPS as there were no existing contracts or securities exercisable or convertible into common stock during these periods. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding. The 10,000 shares issued to Roma Financial Corporation, MHC in connection with the Company's reorganization in 2004 were "replaced" with 22,584,994 shares, or 69% of the shares issued in the Company's initial public offering. This transaction is analogous to a stock split or significant stock dividend, therefore, net income per common share for those shares have been retroactively restated for all periods presented.

Note 2 - Securities Available for Sale

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
		(In Thousands)		
Mortgage-backed securities	$ 1,507	$ 17	$ -	$ 1,524
Obligations of state and political subdivisions:				
After five years through ten years	4,148	66	-	4,214
After ten years	5,867	74		5,941
	10,015	140	-	10,155
U.S. Government (including agencies) due after one year through five years	2,000	-	21	1,979
Equity securities	3,630	39	222	3,447
Mutual fund shares	2,368	-	142	2,226
	$19,520	$196	$385	$19,331

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
		(In Thousands)		
Mortgage-backed securities	$ 121	$ 9	$ -	$ 130
Obligations of state and political subdivisions:				
After five years through ten years	2,098	44	-	2,142
After ten years	7,912	165	-	8,077
	10,010	209	-	10,219
U.S. Government (including agencies) due after one year through five years	3,000	-	39	2,961
Equity securities	50	-	-	50
Mutual fund shares	2,266	-	112	2,154
	$15,447	$218	$151	$15,514

Note 2 - Securities Available for Sale (Continued)

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related securities available for sale are as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
December 31, 2006:						
U.S. Government (including agencies)	$ -	$ -	$1,979	$ 21	$1,979	$ 21
Equity securities	3,357	222	-	-	3,357	222
Mutual funds	2,226	142-	-	-	2,226	142
	$5,583	$364	$1,979	$ 21	$7,562	$385
December 31, 2005:						
U.S. Government (including agencies)	$1,991	$ 9	$ 970	$ 30	$2,961	$ 39
Mutual funds	2,154	112	-	-	2,154	112
	$4,145	$121	$ 970	$ 30	$5,115	$151

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses on mutual funds are on shares in registered funds that invest primarily in money market instruments and short to moderate term fixed rate securities. The unrealized losses on U.S. Government agency securities are on fixed rate securities. These unrealized losses are due to changes in market interest rates. The equity securities and mutual funds are subject to market fluctuations. Management believes that both the equity and mutual fund investment continue to be credit worthy and that is no underlying financial situation that would cause concern. The Bank and Investment Co. have the intent and ability to hold these securities for a time necessary to recover the amortized cost. As of December 31, 2006, there was one mutual fund, one equity and one U.S. Government securities in unrealized loss positions compared to one U.S. Government security in an unrealized loss position in the prior year.

There were no sales of securities available for sale during the years ended December 31, 2006, 2005, and 2004.

Note 3 - Investment Securities Held to Maturity

	December 31, 2006			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)			
U.S. Government (including agencies):				
Within one year	$ 57,996	$ -	$ 374	$ 57,622
After one year through five years	59,310	16	1,110	58,216
After five years through ten years	51,026	4	565	50,465
	168,332	20	2,049	166,303
Obligations of state and political subdivisions:				
After ten years	1,595	36	-	1,631
	$169,927	$56	$2,049	$167,934

	December 31, 2005			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)			
U.S. Government (including agencies):				
Within one year	$ 27,998	$ -	$ 456	$ 27,542
After one year through five years	96,809	-	2,331	94,478
After five years through ten years	47,456	2	831	46,627
	172,263	2	3,618	168,647
Obligations of state and political subdivisions:				
After ten years	815	22	-	837
	$173,078	$24	$3,618	$169,484

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related investments held to maturity are as follows:

Note 3 - Investment Securities Held to Maturity (Continued)

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
December 31, 2006:						
U.S. Government (including agencies):						
Within one year	$2,992	$ 6	$ 54,630	$ 368	$ 57,622	$ 374
After one year through five years	996	4	56,380	1,106	57,376	1,110
After five years through ten years	21,945	113	25,519	452	47,464	565
	$25,933	$123	$136,529	$1,926	$162,462	$2,049
December 31, 2005:						
U.S. Government (including agencies):						
Within one year	$ -	$ -	$ 27,542	$ 456	$ 27,542	$ 456
After one year through five years	4,897	102	88,579	2,229	93,476	2,331
After five years through ten years	9,850	126	36,777	705	46,627	831
	$14,747	$228	$152,898	$3,390	$167,645	$3,618

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses are on issues that earn interest at a fixed interest rate and are due to changes in market interest rates. The Bank and Investment Co. have the intent and ability to hold these investments for a time necessary to recover the amortized cost. As of December 31, 2006, there were 130 U.S. Government agencies , and two obligations of state and political sub divisions in unrealized loss positions compared to 117 and 2, respectively, in unrealized loss positions as of December 31, 2005.

There were no sales of investment securities held to maturity during the years ended December 31, 2006, 2005, and 2004.

At December 31, 2006 and 2005, approximately $52.6 million and $172.3 million, respectively, of investment securities held to maturity were callable within one year.

See Note 9 for information as to investment securities held to maturity which are pledged for borrowings.

Note 4 - Mortgage-Backed Securities Held to Maturity

	December 31, 2006			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)			
Government National Mortgage Association	$ 5,630	$ 33	$ 53	$ 5,610
Federal Home Loan Mortgage Corporation	79,822	261	1,104	78,979
Federal National Mortgage Association	53,880	244	934	53,190
Collateralized mortgage obligations	5,148	15	185	4,978
	$144,480	$553	$2,276	$142,757

	December 31, 2005			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)			
Government National Mortgage Association	$ 7,454	$ 59	$ 63	$ 7,450
Federal Home Loan Mortgage Corporation	80,155	427	1,610	78,972
Federal National Mortgage Association	58,389	398	987	57,800
Collateralized mortgage obligations	4,103	-	214	3,889
	$150,101	$884	$2,874	$148,111

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
December 31, 2006:						
Government National Mortgage Association	$ -	$ -	$ 3,370	$ 52	$ 3,370	$ 53
Federal Home Loan Mortgage Corporation	4,384	14	52,420	1,090	56,804	1,104
Federal National Mortgage Association	1,817	4	35,077	930	36,894	934
Collateralized mortgage obligations	-	-	3,208	185	3,208	185
	$6,201	$18	$94,075	$2,257	$100,276	$2,276

Note 4 - Mortgage-Backed Securities Held to Maturity (Continued)

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
December 31, 2005:						
Government National Mortgage Association	$ 1,579	$ 13	$ 2,626	$ 50	$ 4,205	$ 63
Federal Home Loan Mortgage Corporation	37,757	1,000	12,152	610	49,909	1,610
Federal National Mortgage Association	23,238	342	19,569	645	42,807	987
Collateralized mortgage obligations	-	-	3,889	214	3,889	214
	$62,574	$1,355	$38,236	$1,519	$100,810	$2,874

Management does not believe that any of the individual unrealized losses represent an other-than-temporary impairment. The unrealized losses on mortgage-backed securities relate primarily to fixed interest rate and to a lesser extent adjustable interest rate securities. Such losses are the result of changes in interest rates. The Bank and Investment Co. have the intent and ability to hold these securities for a time necessary to recover the amortized cost. As of December 31, 2006, there were 23 Government National Mortgage Association, 76 Federal Home Loan Mortgage Corporation, 49 Federal National Mortgage Association, and 6 Collateralized mortgage obligations, in unrealized loss positions compared to 23, 72, 42, and 6, respectively, in unrealized loss positions as of December 31, 2005.

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2006, 2005, and 2004.

At December 31, 2006 and 2005, mortgage-backed securities held to maturity with a carrying value of approximately $ 1,126,000 and $58,000, respectively, were pledged to secure public funds on deposit.

Note 5 - Loans Receivable

	December 31, 2006	December 31, 2005
	(In Thousands)	
Real estate mortgage loans:		
Conventional 1-4 family	$207,755	$191,634
Commercial and multi-family	65,848	53,614
	273,603	245,248
Construction	23,956	20,020
Consumer:		
Personal	-	465
Passbook or certificate	1,314	1,071
Automobile	33	41
Equity and second mortgages	127,450	118,318
	128,797	119,895
Commercial	3,724	2,351
Total Loans	430,080	387,514
Less:		
Allowance for loan losses	1,169	878
Deferred loan fees and discounts	176	269
Loans in process	8,353	7,659
	9,698	8,806
	$420,382	$378,708

At December 31, 2006 and 2005, loans serviced for the benefit of others totaled approximately $7,436,000 and $7,206,000, respectively, which balances are excluded from the above portfolio. The Bank has an agreement to sell residential mortgages to the FHLB of New York (the "FHLB"). The maximum to be sold under the agreement is $10.0 million and approximately $8.0 million has been sold as of December 31, 2006. The agreement includes a maximum credit enhancement of $177,500, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB's Spread Account. The FHLB is funding the Spread Account at 3.55% of the outstanding balance of loans sold. The Bank's historical losses on residential mortgages have been lower than the amount being funded to the Spread Account. As such, the Bank does not anticipate recognizing any losses and accordingly has not recorded a liability for the credit enhancement. As compensation for the credit enhancement, the FHLB is paying the Bank at rates of .07% to .10% of the outstanding loan balance in the portfolio on a quarterly basis.

Note 5 - Loans Receivable (Continued)

The Bank retains the servicing on the loans sold to the FHLB and receives a fee based upon the principal balance outstanding. During the years ended 2006 and 2005, the Bank recognized approximately $ 17,000 and $13,000, respectively, of servicing fee income.

At December 31, 2006, 2005 and 2004, nonaccrual loans for which the accrual of interest has been discontinued totaled approximately $363,000, $654,000, and $787,000, respectively. Interest income on such loans is recognized only when actually collected. During the years ended December 31, 2006, 2005 and 2004, the Bank recognized interest income of approximately $12,000, $40,000, and $34,000, respectively, on these loans. Interest income that would have been recorded had the loans been on the accrual status, would have amounted to approximately $22,000, $47,000, and $55,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Bank is not committed to lend additional funds to borrowers whose loans have been placed on nonaccrual status.

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

	December 31,	
	2006	2005
	(In Thousands)	
Recorded investment in impaired loans with recorded allowances	$ 41	$ 68
Related allowance for loan losses	(6)	(11)
	$ 35	$ 57

For the years ended December 31, 2006, 2005 and 2004, the average recorded investment in impaired loans totaled approximately $64,000, $73,000, and $112,000, respectively. Interest income of approximately $8,000, $13,000, and $8,000, respectively, all recorded on the cash basis, was recognized on impaired loans during the period of impairment.

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,		
	2006	2005	2004
		(In Thousands)	
Balance - beginning	**$878**	$750	$702
Provisions charged to operations	**291**	128	48
Losses charged to allowance	**-**	-	-
Balance - ending	**$1,169**	$878	$750

The Bank has granted loans to officers and directors of the Bank. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate amount of these loans at December 31, 2006 and 2005 was approximately $727,000 and $758,000, respectively. During the year ended December 31, 2006,, there were no new loans to related parties and repayments totaled $31,000.

Note 6 - Premises and Equipment

	December 31,	
	2006	2005
	(In Thousands)	
Land held for future development	$ 1,054	$ 1,054
Construction in progress, including land of $503	2,598	569
Land and land improvements	5,428	5,271
Buildings and improvements	22,611	22,234
Accumulated depreciation	(3,775)	(3,223)
	18,836	19,011
Furnishings and equipment	6,936	6,331
Accumulated depreciation	(4,183)	(3,557)
	2,753	2,774
	$30,669	$28,679

Note 7 - Interest Receivable

	December 31,	
	2006	2005
	(In Thousands)	
Loans receivable	$1,927	$1,576
Investment securities held to maturity	1,734	1,386
Mortgage-backed securities held to maturity	693	681
Securities available for sale	192	155
Other interest-earning assets	52	-
	$4,598	$3,798

Note 8 - Deposits

	December 31,			
	2006		2005	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(Dollars In Thousands)			
Demand:				
Non-interest bearing checking	$ 25,109	0.00%	$ 20,661	0.00%
Interest bearing checking	98,278	0.53%	100,721	0.54%
	123,387	0.42%	121,382	0.45%
Savings and club	185,925	0.93%	208,109	0.93%
Certificates of deposit	316,660	4.30%	314,322	3.48%
	$625,972	2.53%	$643,813	2.08%

Certificates of deposit with balances of more than $100,000 totaled approximately $74,134,000 and $69,721,000 at December 31, 2006 and 2005, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

	December 31,	
	2006	2005
	(In Thousands)	
One year or less	$237,814	$204,013
After one to two years	32,923	54,833
After two to three years	16,984	22,264
After three to four years	23,715	10,512
After four to five years	5,094	22,514
After five years	130	186
	$316,660	$314,322

Interest expense on deposits consists of the following:

	Years Ended December 31,		
	2006	2005	2004
		(In Thousands)	
Demand	$ 512	$ 477	$ 356
Savings and club	1,717	1,987	1,675
Certificates of deposit	12,479	8,278	5,361
	$14,708	$10,742	$7,392

Note 9 - Federal Home Loan Bank ("FHLB") Advances

At December 31, 2006 and 2005, the Bank had an outstanding long-term FHLB advance totaling $7.9 million and $9.7 million, respectively. The borrowing is at a fixed rate of 4.49% and requires monthly principal and interest payment of $186,385 with a final maturity of September 15, 2010. A schedule of the annual principal obligation is as follows (in thousands):

Year ending December 31,	
2007	$1,923
2008	2,011
2009	2,087
2010	1,842
2011	-
	$7,863

At December 31, 2006 and 2005 the advance was secured by pledges of the Bank's investment in the capital stock of the FHLB totaling $ 1,432,000 and $1,387,000, respectively, and a specific pledge of investment securities held to maturity with a par value totaling $ 26 million and $59 million, respectively.

At December 31, 2006 and 2005, the Bank also had available to it $79,667,700 and $74,060,400, respectively, under a revolving line of credit and an additional $79,667,700 and $74,060,400, respectively, under a Companion (DRA) Commitment, both expiring July 31, 2007 and July 31, 2006, respectively, with the Federal Home Loan Bank of New York. Borrowings are at the lenders cost of funds plus 0.25%. There were no outstanding borrowings under the line of credit or DRA at December 31, 2006 and 2005.

Note 10 - Regulatory Capital Requirement

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weighting, and other factors.

Note 10 - Regulatory Capital Requirement (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per accounting principles generally accepted in the United States of America ("GAAP") and regulatory capital and information as to the Bank's capital levels at the dates presented:

	December 31,	
	2006	2005
	(In Thousands)	
GAAP capital	$184,692	$137,858
Goodwill	(572)	(572)
Unrealized (gain) loss on securities available for sale	120	(38)
Core and tangible capital	184,240	137,248
General valuation allowance	1,169	867
Total Regulatory Capital	$185,409	$138,115

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2006:						
Total capital (to risk-weighted assets)	$185,409	40.55 %	≥$36,545	≥8.00 %	$45,682	≥10.00 %
Tier 1 capital (to risk-weighted assets)	184,240	40.30			27,409	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	184,240	22.10	≥24,993	≥3.00	41,654	≥ 5.00
Tangible capital (to adjusted total assets)	184,240	22.10	≥12,497	≥1.50	≥	≥ -
As of December 31, 2005:						
Total capital (to risk-weighted assets)	$138,115	32.74 %	≥$33,748	≥8.00 %	$≥42,185	≥10.00 %
Tier 1 capital (to risk-weighted assets)	137,248	32.53	≥ -	≥ -	≥25,311	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	137,248	17.21	≥23,925	≥3.00	≥39,874	≥ 5.00
Tangible capital (to adjusted total assets)	137,248	17.21	≥11,962	≥1.50	≥ -	≥ -

As of February 2, 2006, the most recent notification from the Office of Thrift Supervision, the Bank, based on its actual capital amounts at September 30, 2005, was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, risk-based, and Tier 1 leverage ratios of 10%, 6% and 5%, respectively. There are no conditions exiting or events which have occurred since notification that management believes have changed the Bank's category.

Note 11 - Benefit Plans

Pension Plan

The Bank has a non-contributory pension plan covering all eligible employees. The Bank's policy is to fund the pension plan with annual contributions which equal the maximum amount deductible for federal income tax purposes. The following table sets forth the plan's funded status and components of net periodic pension expense:

	December 31,	
	2006	2005
	(In Thousands)	
Change in Benefit Obligation		
Benefit obligation – beginning	$ 7,795	$ 6,709
Service cost	345	282
Interest cost	450	412
Actuarial (gain) loss	(220)	727
Benefits paid	(262)	(251)
Settlements	(13)	(84)
Benefit obligation – ending	8,095	7,795
Change in Plan Assets		
Fair value of assets – beginning	7,022	6,038
Actual gain on plan assets	583	728
Employer contributions	252	591
Benefits paid	(262)	(251)
Settlements	(13)	(84)
Fair value of assets – ending	7,582	7,022
Funded status	(513)	(773)
Unrecognized net loss	-	1,470
Unrecognized prior service liability	-	180
Prepaid (accrued) expense	$ (513)	$ 877
Discount rate	6.13%	5.88%
Long-term rate	8.50%	8.50%
Salary increase rate	4.00%	3.50%

At December 31, 2006, unrecognized net loss of $ 1,196,000 and unrecognized prior service liability of $ 120,000 were included in accumulated other comprehensive income in accordance with SFAS No. 158. Approximately $38,000 and $ 42,000 if these balances are expected to be recognized in pension expense during the year ended December 31, 2007.

Note 11 - Benefit Plans (Continued)

Pension Plan (Continued)

	Years Ended December 31,		
	2006	**2005**	**2004**
		(In Thousands)	
Net periodic pension expense			
Service cost	**$345**	$282	$289
Interest cost	**450**	412	387
Expected return on assets	**(596)**	(511)	(471)
Amortization of:			
Unrecognized transition obligation	**-**	23	46
Unrecognized prior service liability	**60**	60	60
Unrecognized loss	**67**	30	47
Total pension expense	**$326**	$296	$358
Discount rate	**5.88%**	5.88%	6.25%
Salary increase rate	**4.00%**	3.50%	4.00%

Plan Asset Allocations

The Bank's pension plan weighted-average asset allocations, by asset category, are as follows:

	October 1,	
	2006	**2005**
Equity securities	73 %	72 %
Debt securities (Bond Mutual Funds)	27	28
	100 %	100 %

Long-Term Rate of Return

The long term rate of return on assets assumption is based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan's target allocation, the result is an expected rate of return of 8% to 10%.

Contributions

For the fiscal year ending December 31, 2007, the Bank expects to contribute approximately $214,500 to the Plan.

Note 11 - Benefit Plans (Continued)

Estimated Future Benefit Payments

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31 as follows (in thousands):

2007	$ 389
2008	436
2009	533
2010	546
2011	546
2012 – 2016	2,984

Incremental Effect of Applying SFAS No. 158 on Individual Line Items in the Consolidated Statements of Financial Condition

	December 31, 2006 (In Thousands)		
	Before Application of SFAS 158	Application of SFAS 158	After Application of SFAS 158
Deferred tax asset – pension	-	526	526
Total assets	875,555	526	876,081
Liability for pension benefits	-	1,316	1,316
Total liabilities	640,111	1,316	641,427
Accumulated Other Comprehensive Income	5,091	(790)	4,301
Total Stockholders' Equity	235,444	(790)	234,654

Savings and Investment Plan ("SIP")

The Bank sponsors a SIP pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save a percentage of their compensation up to statutory limits which the Bank will match 50% of the first 6% of the employee's contribution. The SIP expense amounted to approximately $120,000, $116,000, and $107,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

Officers' Supplemental Pension Plans

The Bank has unfunded, non-qualified supplemental pension plans to provide supplemental pension benefits to each senior officer ("Officer") of the Bank. The plans provide for annual payments for ten years commencing when each Officer reaches retirement age, as defined, or in the event of death, disability or termination of employment, prior to retirement. The Bank has accrued approximately $1,761,000 and $1,358,000 as of December 31, 2006 and 2005, respectively, towards this liability. Expense recorded for the plans totaled approximately $437,000, $447,000, and $423,000 during the years ended December 31, 2006, 2005 and 2004, respectively. During the years ended December 31, 2006, 2005 and 2005 payments were paid to beneficiaries and to individuals who terminated their employment in the amounts of $ 34,000, $ 16,000 and $ 0, respectively.

Note 11 – Benefit Plans (Continued)

Employee Stock Ownership Plan

Effective upon completion of the Company's initial public offering July 2006, the Bank established an Employee Stock Ownership Plan ("ESOP") for all eligible employees who complete a twelve-month period of employment with the Bank, have attained the age of 21 and complete at least 1,000 hours of service in a plan year. The ESOP used $8,117,500 in proceeds from a term loan obtained from the Company to purchase 811,750 shares of Company common stock. The term loan principal is payable over 60 quarterly installments through June 30, 2021. The interest rate on the term loan is 8.25%. Each year, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The loan may be further repaid with dividends paid, if any, on the unallocated Company common stock owned by the ESOP.

Shares purchased with the loan proceeds provide collateral for the term loan and are held is a suspense account for future allocations among participants. Contributions to the ESOP and shares released from the suspense account are to be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6, "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, ESOP shares pledged as collateral were initially recorded as unearned ESOP shares in the consolidated statements of financial condition. Thereafter, on a quarterly basis, 13,529 shares are committed to be released, compensation expense is recorded equal to the number of shares committed to be released times the monthly average market price of the shares, and the committed shares become outstanding for basic net income per common share computations. ESOP compensation expense for the year ended December 31, 2006 was approximately $414,000. The status of Company shares in the ESOP at December 31, 2006 is as follows:

Allocated shares	-
Shares committed to be released	27,058
Unearned shares	784,692
Total ESOP Shares	**811,750**
Fair value of unearned shares	$12,994,500

Note 12 - Income Taxes

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and therefore must calculate its tax bad debt deduction using either the experience or specific charge off method. Retained earnings at December 31, 2006 and 2005, includes approximately $5.8 million of bad debt deduction for tax purposes for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
		(In Thousands)	
Current tax expense:			
Federal income	**$ 3,126**	$3,274	$3,479
State income	**568**	444	952
	3,694	3,718	4,431
Deferred tax expense (benefit):			
Federal income	**(1,100)**	96	(131)
State income	**(200)**	38	(44)
	(1,300)	134	(175)
	$2,394	$3,852	$4,256

The following table presents a reconciliation between reported income taxes and the income taxes which would be computed by applying the federal income tax rate of 35% to income before income taxes:

	Years Ended December 31,		
	2006	**2005**	**2004**
		(In Thousands)	
Federal income tax	**$2,675**	$3,985	$4,154
Increases (reductions) in taxes resulting from:			
New Jersey income tax, net of federal income tax effect	**239**	313	590
Tax exempt interest on obligations of state and political subdivisions	**(164)**	(162)	(169)
Bank owned life insurance	**(191)**	(179)	(186)
Surtax exemption	**(100)**	(100)	(100)
Other items, net	**(65)**	(5)	(33)
Total income tax expense	**$2,394**	$3,852	$4,256
Effective income tax rate	**31.3%**	33.8%	35.9%

Note 12 - Income Taxes (Continued)

The effective income tax rate represents total income tax expense divided by income before income taxes. The Investment Co. commenced operations in 2004. Under New Jersey tax law, the Investment Co. is subject to a 3.6% state income tax rate as compared to the 9.0% tax rate to which the Company and Bank are subject. The presence of the Investment Co. during the years ended December 31, 2006 and 2005, resulted in income tax savings of approximately $366,000 and $281,000, respectively, and reduced the consolidated effective income tax rate by 4.8% and 2.5%, respectively.

The tax effects of existing temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	
	2006	2005
	(In Thousands)	
Deferred loan fees	$ 29	$ 45
Allowance for loss on loans and other reserves	451	348
Uncollected interest and late fees	21	29
Retirement benefits	697	538
Accumulated other comprehensive income-Pension	526	-
Charitable contributions	965	-
ESOP	53	-
Unrealized loss on securities available for sale	69	-
Other items	21	-
Total Deferred Tax Assets	2,282	960
Goodwill and other items	(26)	(36)
Pension expense	(318)	(347)
Depreciation	(490)	(476)
Capitalized interest	(163)	(161)
Unrealized gain on securities available for sale	-	(29)
Total Deferred Tax Liabilities	(997)	(1,049)
Net Deferred Tax Assets (Liabilities)	$ 1,835	$ (89)

Note 13 - Commitments and Contingencies

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional

Note 13 - Commitments and Contingencies (Continued)

amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential and income-producing real estate.

Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest.

The Bank had loan origination commitments outstanding as follows:

	December 31,			
	2006		2005	
	Rate Range	Amount	Rate Range	Amount
	(Dollars In Thousands)			
Mortgage loans:				
Fixed rate	**5.875% to 6.875%**	**$1,888**	5.38% to 8.25%	$ 1,862
Adjustable rate	**5.75% to 9/25%**	**720**	5.5% to Prime +.5%	4,650
Equity loans:				
Fixed rate	**5.875% to 7.375%**	**2,590**	4.95% to 6.45%	3,056
Floating rate	**5.99% to 8.25%**	**389**	Initial Rate 3.14%	1,351
		$5,587		$10,919

At December 31, 2006 and 2005, undisbursed funds from approved lines of credit under a homeowners' equity lending program amounted to approximately $31,524,000 and $33,815,000, respectively. The interest rate charged for any month on funds disbursed under this program is prime plus 1.50% to prime less .50%. At December 31, 2006 and 2005, undisbursed funds from approved commercial lines of credit, both secured and unsecured, amounted to approximately $12,529,000 and $7,486,000, respectively. The interest rates charged on funds disbursed under this program range from prime to prime plus 4.25%. Unless they are specifically cancelled by notice from the Bank, these funds represent firm commitments available to the respective borrowers on demand.

In June 2002, the Bank entered into an employment agreement with Mr. Perilli, Chairman of the Board and executive vice president, to accommodate Mr. Perilli's desire to continue providing his services to the Bank while reducing his time commitment as a full-time officer and employee of the Bank. The agreement became effective July 1, 2002. Mr. Perilli's salary on July 1, 2002 became his base salary. Pursuant to the terms of the agreement, from July 1, 2002 to June 30, 2003, Mr. Perilli's annual salary was fixed at 90% of his base salary, from July 1,

Note 13 - Commitments and Contingencies (Continued)

2003 to June 2004, Mr. Perilli's annual salary was fixed at 80% of his base salary, from July 1, 2004 to June 30, 2005, Mr. Perilli's annual salary was fixed at 70% of his base salary, and from July 1, 2005 to June 30, 2007, Mr. Perilli's salary is fixed at 50% of his base salary. In the event of Mr. Perilli's death prior to June 30, 2007, the Bank will pay his estate the aggregate of all unpaid salary from the date of death through June 30, 2007. Pursuant to the terms of this agreement, Mr. Perilli is eligible for all benefits and perquisites provided to employees and executive management employees of the Bank, including bonuses.

The Bank had previously sold real estate on which it had established an escrow for potential environmental remediation liabilities. Remediation was completed and no additional claims were made against the Bank. The escrow balance of $100,000 was closed and is reflected in other noninterest income in the consolidated statement of income for the year ended December 31, 2005.

The Company and its subsidiaries, from time to time, may be party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial statements.

Note 14 - Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced liquidation sale. Significant estimates were used to develop fair value data. Fair value estimates, methods and assumptions are set forth below.

Cash and Cash Equivalents, Interest Receivable and Accrued Interest Payable

The carrying amounts for cash and cash equivalents, interest receivable and accrued interest payable approximate fair value because they mature or are due in three months or less.

Securities

The fair values for both held to maturity and available for sale mortgage-backed and investment securities, including commitments to purchase such securities, are based on quoted market prices or dealer prices, if available. If quoted market prices or dealer prices are not available, fair value is estimated using quoted market prices or dealer prices for similar securities.

Loans Receivable

The fair value of loans receivable is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Deposits

The fair value of demand, savings and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Note 14 - Fair Value of Financial Instruments (Continued)

Federal Home Loan Bank of New York Advances

Fair value is estimated using rates currently offered for assets and liabilities of similar remaining maturities, or when available, quoted market prices.

Loan Commitments

The fair value of commitments to originate loans and to fund unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13 to financial statements.

The carrying amounts and estimated fair values of financial instruments are as follows:

	December 31,			
	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	**$ 64,701**	**$ 64,701**	$ 28,089	$ 28,089
Securities available for sale	**19,331**	**19,331**	15,514	15,514
Investment securities held to maturity	**169,927**	**167,934**	173,078	169,484
Mortgage-backed securities held to Maturity	**144,480**	**142,757**	150,101	148,111
Loans receivable	**420,382**	**418,846**	378,708	373,927
Interest receivable	**4,598**	**4,598**	3,798	3,798
Financial liabilities:				
Deposits	**625,972**	**624,752**	643,813	641,150
Federal Home Loan Bank of New York Advances	**7,863**	**7,654**	9,702	9,539
Accrued interest payable	**1,247**	**1,247**	850	850

Limitations

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized

Note 16 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
	(In Thousands)	
Assets		
Cash and amounts due from depository institutions	$ 32,674	$ 800
Investment in subsidiaries	183,964	137,858
Securities available for sale	3,390	-
Securities held to maturity	4,999	-
ESOP loan receivable	7,976	-
Other assets	1,689	-
	$234,692	$138,658
Liabilities and Stockholders' Equity		
Other Liabilities	38	-
Stockholders' equity	$234,654	$138,658
	$234,692	$138,658

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31, 2006	From Inception to December 31, 2005
	(In Thousands)	
Interest income	$1,288	$ -
Equity in undistributed earnings of the subsidiaries	6,531	7,535
	7,819	7,535
Other expenses	3,464	-
Income before income tax	4,358	7,535
Income tax (benefit)	(890)	-
Net Income	$5,248	$7,535

Note 16 - Parent Only Financial Information (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	From Inception to December 31, 2005
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	$5,248	$7,535
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Equity in undistributed earnings of the subsidiaries	(6,531)	(7,535)
Increase in other assets	(1,689)	-
Increase in other liabilities	38	-
Net Cash Provided by (used in) Operating Activities	(2,934)	-
Cash Flows Provided by Financing Activities		
Loan to ESOP	(8,117)	-
Repayment of loan to ESOP	141	-
Purchase of		
Available for sale securities	(3,580)	-
Held to maturity securities	(4,999)	-
Capital contribution to subsidiary	(48,035)	-
Issuance of common stock	99,398	800
Net cash provided by Financing Activities	348,008	-
Net Increase in Cash and Cash Equivalents	31,874	800
Cash and Cash Equivalents - Beginning	800	-
Cash and Cash Equivalents - Ending	$32,674	$ 800

Note 17 - Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands)			
Interest income	$9,311	$9,871	$10,674	$11,013
Interest expense	3,551	3,805	3,779	4,055
Net Interest Income	5,760	6,066	6,895	6,958
Provision for loan losses	57	79	97	58
Net Interest Income after Provision for Loan Losses	5,703	5,987	6,798	6,900
Non-interest income	628	929	1,017	886
Non-interest expenses	4,274	4,469	7,847	4,616
Income before Income Taxes	2,057	2,447	(32)	3,170
Income taxes	697	858	(133)	972
Net Income	$1,360	$1,589	$101	$2,198

	Year Ended December 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands)			
Interest income	$8,108	$8,439	$8,755	$9,330
Interest expense	2,090	2,564	2,847	3,400
Net Interest Income	6,018	5,875	5,908	5,930
Provision for loan losses	(16)	(87)	82	149
Net Interest Income after Provision for Loan Losses	6,034	5,962	5,826	5,781
Non-interest income	439	657	978	842
Non-interest expenses	3,456	3,621	3,856	4,199
Income before Income Taxes	3,017	2,998	2,948	2,424
Income taxes	1,050	996	1,051	755
Net Income	$1,967	$2,002	$1,897	$1,669

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 9, 2007.

ROMA FINANCIAL CORPORATION

By: /s/ Peter A. Inverso
Peter A. Inverso
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below on March 9, 2007 by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Peter A. Inverso
Peter A. Inverso
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Maurice T. Perilli
Maurice T. Perilli
Chairman of the Board and
Executive Vice President

/s/ Simon H. Belli
Simon H. Belli
Director

/s/ Louis A. Natale
Louis A. Natale
Director

/s/ Rudolph A. Palombi
Rudolph A. Palombi
Director

/s/ Robert H. Rosen
Robert H. Rosen
Director

/s/ Michele N. Siekerka
Michele N. Siekerka
Director

/s/ Sharon L. Lamont
Sharon L. Lamont
Chief Financial Officer
(Principal Financial and Accounting Officer)

NOTES

ROMA FINANCIAL Corporation

Board of Directors

Maurice T. Perilli
Chairman, Executive Vice President

Peter A. Inverso
President & CEO

Simon H. Belli
Director

Louis A. Natale, Jr.
Director

Rudolph A. Palombi, Sr.
Director

Robert H. Rosen
Director

Michele N. Siekerka, Esq.
Director

Executive Officers

Peter A. Inverso
President & CEO

Maurice T. Perilli
Chairman
Executive Vice President

Sharon L. Lamont
Chief Financial Officer

Madhusudhan Kotta
Senior Vice President
Investments/Treasurer

Margaret T. Norton
Senior Vice President
Corporate Secretary

C. Keith Pericoloso
Senior Vice President
Operations

Robert W. Sumner
Vice President
Information Technology

Peter Villa
1st Vice President
Lending

Barry J. Zadworny
Senior Vice President
Compliance

Shareholder Information

Annual Meeting
The annual meeting is scheduled for Wednesday, April 25, 2007 at 10 a.m. at the Seventh Day Adventist Church, 2290 Route 33, Robbinsville, NJ 08691.

Stock Listing
The common stock is traded on the NASDAQ market under the ticker symbol ROMA. Stock quotations can be found in the Wall Street Journal and other local daily newspapers. As of March 1, 2007, the closing price of the common stock was $14.85 bid and $14.90 asked.

Inquiries
Margaret T. Norton
Senior Vice President
Corporate Secretary
2300 Route 33
Robbinsville, NJ 08691
(609) 223-8312
marge.norton@romabank.com

Auditors
Beard Miller Company, LLP
55 U.S. Highway 46 East
Pine Brook, NJ 07058-0676

Legal Counsel
Malizia Spidi & Fisch, PC
901 New York Avenue, N.W.
Washington, D. C. 20001

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Number of Shares Outstanding
At March 1, 2007, Roma Financial Corp. has 32,731,875 shares of $.10 par value common stock outstanding, owned by approximately 4,222 shareholders of record, including brokerage firms, banks and registered clearing agents acting as nominees for an indeterminate number of beneficial owners.

■ strength ■ loyalty ■ wisdom ■ vision

ROMA FINANCIAL
Corporation



2300 Route 33
Robbinsville, NJ 08691-1411

www.romabank.com

609.223.8300

■ strength ■ loyalty ■ wisdom ■ vision

END